SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

Portugal Telecom

Consolidated Report

First Nine Months 2012

Portugal Telecom

Consolidated report

First nine months 2012

01 Financial review	4

02 Business performance	16

Portuguese Telecommunications businesses	16

International businesses	23

Consolidated financial statements	29

Annexes	59

Glossary	62

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company”refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal Telecom

Telecommunications in Portugal

Customer segment (Euro million)		Revenues
Residential		534
Personal	> PT Comunicações 100%	517
Enterprise	> TMN 100%	671
Other		318

Telecommunications in Brazil

Customer segment		Revenues (R$ million, 100%)
Residential		7,385
Personal	> Oi 25.6%	6,640
Enterprise		6,315
Other		412

Other telecommunications businesses

			Revenues (Euro million, 100%)
Unitel 25% (a)(b)	> Angola	> Mobile	1,141
CTM 28% (b)	> Macao	> Wireline, mobile	353
MTC 34% (a)	> Namibia	> Mobile	134
CVT 40% (a)	> Cape Verde	> Wireline, mobile	59
Timor Telecom 41%	> East Timor	> Wireline, mobile	41
CST 51% (a)	> São Tomé e Príncipe	> Wireline, mobile	9

(a) These stakes are held by Africatel, which is controlled 75% by PT. (b) These stakes are consolidated by the equity method of accounting.

Other businesses

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [Contax in Brazil 44.4% and PT Contact 100%];

01

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	9M12	9M11	y.o.y
Operating revenues	4,983.9	4,415.8	12.9%
Portugal (2)	2,040.2	2,173.6	(6.1)%
Residential	534.0	510.5	4.6%
Personal	517.2	574.8	(10.0)%
Enterprise	670.6	737.0	(9.0)%
Wholesale, other and eliminations	318.3	351.3	(9.4)%
Brazil • Oi	2,295.5	1,633.7	40.5%
Other and eliminations	648.2	608.5	6.5%
Operating costs (3)	3,255.1	2,761.8	17.9%
Wages and salaries	831.1	743.3	11.8%
Direct costs	828.3	716.2	15.7%
Commercial costs	413.4	351.4	17.6%
Other operating costs	1,182.3	950.9	24.3%
EBITDA (4)	1,728.8	1,654.0	4.5%
Post retirement benefits	42.7	40.6	5.1%
Depreciation and amortisation	1,037.7	944.1	9.9%
Income from operations (5)	648.4	669.3	(3.1)%
Other expenses (income)	(4.9)	24.3	n.m.
Curtailment costs, net	1.9	6.3	(69.3)%
Net losses (gains) on disposal of fixed assets	2.1	(0.0)	n.m.
Net other costs (gains)	(8.9)	18.0	n.m.
Income before financ. & inc. taxes	653.3	645.0	1.3%
Financial expenses (income)	277.0	116.9	137.0%
Net interest expenses (income)	368.6	199.4	84.8%
Equity in earnings of affiliates, net	(160.4)	(169.1)	(5.1)%
Net other financial losses (gains)	68.8	86.5	(20.5)%
Income before income taxes	376.3	528.2	(28.8)%
Provision for income taxes	(115.7)	(143.9)	(19.6)%
Income before non-controlling interests	260.6	384.3	(32.2)%
Losses (income) attributable to non-controlling interests	(71.7)	(82.8)	(13.4)%
Consolidated net income	188.9	301.5	(37.3)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 9M12, consolidated operating revenues increased by Euro 568 million to Euro 4,984 million (+12.9% y.o.y). This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, and is partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 802 million, and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 178 million), consolidated operating revenues would have decreased by only 1.3% y.o.y to Euro 4,226 million in 9M12. This decrease was the result of revenue decline in Portuguese telecommunications businesses (Euro 133 million), notwithstanding a higher contribution from Oi (Euro 27 million) and revenue growth in international operations, namely Contax (Euro 10 million), MTC in Namibia (Euro 16 million), Timor Telecom (Euro 7 million) and CVT in Cape Verde (Euro 2 million).

In 9M12, revenues from Portuguese telecommunications businesses decreased by 6.1% y.o.y (Euro 133 million), primarily due to: (1) revenue decline in the Enterprise customer segment (Euro 66 million, -9.0% y.o.y), impacted by strong cost cutting initiatives by the public administration and large corporates, a significant reduction in investments in new projects by public administration and pricing and consumption pressure on both SME and large corporates, and (2) the decline in the Personal customer segment (Euro 58 million), as a result of lower customer revenues (Euro 43 million), reflecting challenging and deteriorating economic conditions and pricing pressure, due to an aggressive competitive environment, namely in voice and wireless broadband, and lower interconnection revenues (Euro 14 million) following the regulated tariff declines, that declined to Euro 2.77 cents as from 7 May 2012, to Euro 2.27 cents as from 30 June 2012 and to Euro 1.77 cents as from 30 September. The total direct impact of regulation in revenues amounted to Euro 23 million in 9M12, including declining MTRs and roaming prices. Excluding the impact of regulation, revenues in Portuguese telecommunications businesses would have declined by 5.1% y.o.y. These negative effects were partially offset by an increase in revenues from Residential customer segment, from Euro 510 million in 9M11 to Euro 534 million in 9M12 (+4.6% y.o.y). This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a legacy fixed telephone to a triple play offering, which is highly differentiated and more competitive and also more resilient to unfavourable economic conditions. In 9M12, non-voice revenues in Portugal represented 50.8% of service revenues, having grown 4.7pp y.o.y. The transformation of PT’s portfolio of products and services offered to its customers and the associated changes in the revenue mix is making its performance more resilient and predictable. Other revenues in the Portuguese telecommunications businesses, including wholesale, decreased by 9.4% y.o.y (Euro 33 million), as a result of lower accesses and traffic revenues and revenue decline in public phones (Euro 2 million) and in the directories business (Euro 9 million). As at 30 September 2012, PT had a financial investment of 25% in the directories business, which was managed by Truvo.

In 9M12, Oi’s revenues stood at Euro 2,296 million (R$ 5,637 million) compared to Euro 1,634 million in 9M11. This increase reflects the effect of the proportional consolidation in 1Q12 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 154 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated operating revenues in 9M12 would have increased by Euro 27 million as compared to 9M11, to Euro 1,661 million. This performance was explained by an increase in sales and other operating revenues (Euro 63 million), partially offset by lower service revenues (Euro 36 million). The decrease in service revenues is primarily explained by the impact of lower residential revenues, due to lower fixed voice revenues and notwithstanding the positive contribute of broadband and pay-TV revenues in the last couple of quarters, partially offset by an increase in personal mobility revenues, on the back of higher revenues from monthly fees, underpinned by postpaid customer growth, increased traffic revenues and higher revenues from 3G services. Oi’s revenues were proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other revenues, including intra-group eliminations, increased by 6.5% y.o.y in 9M12 to Euro 648 million, including the impact of the proportional consolidation of Contax in 1Q12 (Euro 148 million), that was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in 1H11 (Euro 134 million), that was fully consolidated up to 30 June 2011 and integrated in Contax as from 1 July 2011. Excluding the impact of these changes in the consolidation perimeter, other revenues would have increased by Euro 25 million, reflecting the increases of 21.3% y.o.y and 13.8% y.o.y at Timor Telecom and MTC, respectively.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 58.5% in 9M12, while Brazil accounted for 53.4%.

Consolidated Operating Costs (excluding post retirement benefit costs and depreciation and amortisation)

Consolidated operating costs excluding depreciation and amortisation costs and post retirement benefits increased by Euro 493 million (+17.9% y.o.y) to Euro 3,255 million in 9M12, as compared to Euro 2,762 million in 9M11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated only as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 562 million, consolidated operating costs would have decreased by 2.6% y.o.y (Euro 68 million) to Euro 2,560 million in 9M12, primarily as a result of: (1) the 4.8% y.o.y decline in Portuguese telecommunications businesses (Euro 56 million), reflecting the cost cutting efforts and the decline in direct costs due to lower revenues; and (2) a lower contribution from Oi (Euro 24 million), reflecting the impact of the depreciation of the Brazilian Real against the Euro (Euro 108 million), which more than offset higher third party costs, wages and salaries and commercial costs. These lower contributions from the Portuguese and Brazilian telecommunications businesses more than offset increased operating costs at Africatel businesses, namely CVT and MTC.

Wages and salaries increased by Euro 88 million (+11.8% y.o.y) to Euro 831 million in 9M12, as compared to Euro 743 million in 9M11. This increase relates primarily to the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic/GPTI in 1H11. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 84 million, wages and salaries would have increased by 0.6% y.o.y (Euro 4 million) to Euro 643 million in 9M12, primarily due to a higher contribution from Oi (Euro 12 million), reflecting increased staff levels and a reorganisation to create new regional commercial structures, as part of the strategy to improve regional operational performance, which more than offset the impact of the depreciation of the Brazilian Real against the Euro. The lower contribution from Oi was partially offset by a decline of 3.7% y.o.y (Euro 7 million) at the Portuguese telecommunications businesses, due to lower variable and overtime remunerations, higher efficiency levels in certain internal processes and lower personnel costs as a result of the restructuring plan implemented in 4Q11. Wages and salaries accounted for 16.7% of consolidated operating revenues in 9M12.

Direct costs increased by Euro 112 million (+15.7% y.o.y) to Euro 828 million in 9M12, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 177 million. Adjusting for this effect, direct costs would have decreased by 9.0% y.o.y (Euro 65 million) in 9M12 to Euro 651 million, primarily as a result of: (1) a reduction in the Portuguese telecommunications businesses (Euro 17 million), as a result of lower traffic costs at TMN, explained by the impact of the regulatory MTR cuts and by a reduction in roaming interconnection costs, lower costs associated with the directories business and lower costs associated with the provision of LAN services to schools; and (2) a lower contribution from Oi (Euro 43 million), reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 32 million) and also a reduction in interconnection costs due to lower VU-M tariffs. Direct costs accounted for 16.6% of consolidated operating revenues in 9M12.

Commercial costs, which include costs of products sold, commissions and marketing and publicity, increased by Euro 62 million (+17.6% y.o.y) in 9M12 to Euro 413 million, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 39 million. Adjusting for this effect, commercial costs would have increased by 6.5% y.o.y (Euro 23 million) in 9M12 to Euro 374 million, mainly due to a higher contribution from Oi (Euro 16 million), reflecting higher costs of goods sold and commissions, explained by a more intense commercial activity that translated into higher sales, and notwithstanding the impact of the depreciation of the Brazilian Real against the Euro (Euro 12 million). This effect was partially offset by a reduction at the Portuguese telecommunications business (Euro 7 million), reflecting lower commissions and also lower marketing and publicity, which more than compensated a growth in cost of goods sold. Commercial costs accounted for 8.3% of consolidated operating revenues in 9M12.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by Euro 231 million in 9M12 to Euro 1,182 million, as compared to Euro 951 million in 9M11, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic/GPTI in 1H11. Excluding the impact of these changes in the consolidation perimeter, totalling Euro 261 million, other operating costs would have decreased by 3.2% y.o.y (Euro 30 million) in 9M12 to Euro 891 million, basically due to: (1) a lower contribution from the Portuguese telecommunications businesses (Euro 26 million), reflecting primarily lower maintenance and repair expenses, support services and other third party services, which benefited from the roll out of PT’s FTTH network and the extensive field force transformation programme; and (2) a lower contribution from Oi (Euro 9 million), as the impact of the depreciation of the Brazilian Real against the Euro (Euro 52 million) and also lower provisions for bad debt more than offset increases in third party costs and indirect taxes.

EBITDA

In 9M12, EBITDA increased by Euro 75 million to Euro 1,729 million (+4.5% y.o.y). This increase is mainly explained by the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an addition stake in Contax. Excluding the impact of these changes in the consolidation perimeter (Euro 240 million), and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 49 million), EBITDA would have decreased by 7.0% y.o.y to Euro 1,537 million in 9M12. EBITDA performance in the period was impacted by: (1) a lower contribution from Portuguese telecommunications businesses (Euro 77 million) as a result of revenue decline (Euro 133 million), notwithstanding a 4.8% y.o.y reduction in operating costs excluding D&A and PRBs following the continued focus on cost cutting and the improvement in gross margin from the residential segment in 9M12, and (2) a lower contribution from Oi (Euro 56 million), reflecting mainly lower service revenues and higher third party services, partially offset by an increase in other operating revenues and sales. These effects were partially offset by a higher contribution from other international operations.

EBITDA by business segment (1)	Euro million

	9M12	9M11	y.o.y
Portugal	916.0	992.9	(7.7)%
Brazil • Oi	687.0	562.3	22.2%
Other	125.8	98.9	27.2%
EBITDA	1,728.8	1,654.0	4.5%
EBITDA margin (%)	34.7	37.5	(2.8	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

EBITDA from Portuguese telecommunications businesses amounted to Euro 916 million in 9M12 (-7.7% y.o.y), equivalent to a 44.9% margin, as a result of the decline in service revenues (Euro 139 million), which have high operating leverage. Service revenues minus direct costs declined by Euro 122 million, while EBITDA only declined by Euro 77 million, as a result of a resilient focus on cost cutting and profitability of operations. Operating costs decreased by 4.8% y.o.y on the back of: (1) pay-TV having reached critical mass; (2) lower traffic costs at TMN, reflecting the regulated MTR cuts and lower roaming interconnection costs; (3) fibre rollout, which has a superior quality of service leading to lower customer support and network maintenance costs, and (4) lower commercial costs, which more than compensated the growth in cost of goods sold due to higher sales of smartphones.

In 9M12, Oi’s EBITDA reached Euro 687 million (R$ 1,687 million), equivalent to an EBITDA margin of 29.9%, compared to a contribution of Euro 562 million to consolidated EBITDA in 9M11. This increase reflects primarily the effect of the proportional consolidation in 1Q12 (Euro 227 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 46 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated EBITDA in 9M12 would have declined by Euro 56 million compared to 9M11, reflecting the decrease in service revenues and higher third party services costs and notwithstanding an increase in sales and other operating revenues. Oi’s EBITDA was proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group.

Other EBITDA increased by 27.2% y.o.y to Euro 126 million in 9M12 mainly due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 14 million), and (2) the 26.9% and 7.8% y.o.y growth in Timor Telecom and MTC, respectively.

Fully and proportionally consolidated international assets represented 50.1% of PT’s EBITDA in 9M12. Brazilian businesses accounted for 42.6% of EBITDA in the period and fully consolidated African businesses accounted for 6.0%.

Net income

Post retirement benefits costs increased to Euro 43 million in 9M12 from Euro 41 million in 9M11, reflecting primarily the impact of the proportional consolidation of Oi in 1Q12 (Euro 1.5 million), as this business was proportionally consolidated only as from 1 April 2011.

Depreciation and amortisation costs increased by 9.9% y.o.y to Euro 1,038 million in 9M12, an increase of Euro 94 million, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 161 million). Adjusting for this effect and the contribution of Dedic / GPTI in 1H11, depreciation and amortisation costs would have decreased by 6.3% in 9M12, explained by lower contributions from: (1) the Portuguese telecommunications businesses (Euro 9 million), and (2) Oi (Euro 61 million), including the impact of the depreciation of the Brazilian Real against the Euro (Euro 29 million).

Net other costs (gains) registered a gain of Euro 9 million in 9M12 compared to a cost of Euro 18 million in 9M11, including primarily the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement, partially offset by certain non-recurring provisions and adjustments and also including the impact of the proportional consolidation of Oi and Contax in 1Q12.

Net interest expenses increased to Euro 369 million in 9M12 as compared to Euro 199 million in 9M11, reflecting primarily the impact of the proportional consolidation of Oi, Contax and the Brazilian holding companies in 1Q12 (Euro 66 million), which were proporcionally consolidated only as from 1 April 2011. Adjusting for this effect, net interest expenses would have amounted to Euro 302 million in 9M12, an increase of Euro 103 million compared to 9M11, reflecting: (1) an Euro 51 million interest gain in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (2) a higher contribution from Oi, Contax and the Brazilian holding companies (Euro 36 million), reflecting the impact of the increase in Oi’s average net debt, partially offset by the effect of the depreciation of the Brazilian Real against the Euro. Oi’s net debt increase is mainly explained by the dividend payment in May 2012 and August 2012 and the amounts paid to non-controlling shareholders in April 2012 in connection with the completion of its corporate simplification. The average cost of net debt from Portuguese businesses stood at 4.2% in 9M12, compared to 3.4% in 9M11, an increase mainly explained by the interest gain recorded in 9M11 related to the receivable from Telefónica regarding the disposal of Vivo.

Equity in earnings of affiliates amounted to Euro 160 million in 9M12, as compared to Euro 169 million in 9M11. In 9M11, this caption includes a gain of Euro 38 million related to the disposal of the investment in UOL for a total consideration of Euro 156 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from Euro 131 million in 9M11 to Euro 160 million in 9M12.

Net other financial losses, which include net foreign currency gains, net losses on financial assets and net other financial expenses, decreased from Euro 87 million in 9M11 to Euro 69 million in 9M12, reflecting primarily higher net foreign currency losses by Portuguese businesses and Oi in 9M11, mainly due to the impact of the depreciation of the US Dollar against the Euro in 9M11 on net assets denominated in US Dollars and the impact of the depreciation of the US Dollar against the Brazilian Real on Oi’s net debt denominated in US Dollars, respectively. Additionally, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in 1Q12 (Euro 15 million) was offset by the financial taxes incurred in Brazil during 1Q11(Euro 14 million) in connection with the transfer of funds for the investment in Oi.

Income taxes decreased to Euro 116 million in 9M12, from Euro 144 million in 9M11, corresponding to an effective tax rate of 30.8% and 27.2%, respectively. This reduction primarily reflects the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to an income tax gain of Euro 13 million, and lower earnings from Portuguese businesses.

Income attributable to non-controlling interests amounted to Euro 72 million in 9M12, including the impact of the proportional consolidation of Oi and Contax (Euro 3 million) in 1Q12. Adjusting for this effect, income attributable to non-controlling interests would have decreased to Euro 68 million in 9M12, compared to Euro 83 million in 9M11, reflecting a lower income attributable to non-controlling interests of Oi (Euro 24 million), as a result of the completion of its corporate simplification in March 2012, partially offset by a higher income attributable to non-controlling interests of the African businesses (Euro 5 million).

Net income amounted to Euro 189 million in 9M12 compared to Euro 301 million in 9M11. This decrease is mainly explained by: (1) the gain of Euro 38 million recorded in 1Q11 related to the completion of the disposal of the investment in UOL, and (2) an increase in interest expenses primarily related to the increase in average net debt in Oi and to Euro 51 million interest gain recorded in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011.

Capex

Capex amounted to Euro 890 million in 9M12, equivalent to 17.9% of revenues and to an increase of Euro 186 million as compared to Euro 704 million in 9M11. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic / GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 117 million, capex would have increased by 10.0% y.o.y to Euro 764 million in 9M12, as a result of: (1) higher capex from Oi (Euro 80 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and (2) higher contribution from certain international operations, namely MTC (Euro 18 million), reflecting investments in an African submarine cable and 4G network, and CVT (Euro 5 million). These effects were partially offset by a decrease in capex at the Portuguese telecommunications businesses (Euro 30 million), which stood at Euro 370 million in 9M12.

Capex by business segment	Euro million

	9M12	9M11	y.o.y
Portugal	370.4	400.5	(7.5)%
Brazil • Oi (1)	423.5	223.2	89.7%
Other	96.3	80.1	20.2%
Total capex	890.2	703.8	26.5%
Capex as % of revenues (%)	17.9	15.9	1.9	pp

(1) Oi’s capex excludes the acquisition of 4G licenses in 9M12 for a total amount of R$ 400 million, equivalent to Euro 42 million proportionally consolidated by PT.

Capex from Portuguese telecommunications businesses decreased by 7.5% y.o.y to Euro 370 million in 9M12. Capex performance reflected the strong investments made during the last years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G LTE-enabled, and in the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G LTE network. PT has been strengthening its mobile data capabilities and its network quality by leveraging the existing FTTH deployment to boost its mobile network quality and lead the 4G roll-out in the Portuguese market. As from April 2012, PT has a 4G coverage of 80% and aims to increase it to 90% by the end of 2012.

In 9M12, Oi’s capex reached Euro 423 million (R$1,040 million) compared to Euro 223 million in 9M11. This increase reflects primarily the effect of the proportional consolidation of Oi in 1Q12 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 29 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated capex in 9M12 would have increased by Euro 108 million compared to 9M11, mainly due to the investment in expanding broadband and 3G coverage in 9M12.

In 9M12, other capex increased to Euro 96 million compared to Euro 80 million in 9M11. This performance is primarily explained by: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 5 million), and (2) a higher capex at MTC (Euro 17 million), reflecting the investments in the African submarine cable and in 4G deployment.

Cash Flow

Operating cash flow decreased to Euro 617 million in 9M12 from Euro 894 million in 9M11 as a result of a Euro 112 million decrease in EBITDA minus Capex (Euro 67 million excluding Oi and Contax) and an increase of Euro 167 million in working capital investment (Euro 140 million excluding Oi and Contax, reflecting the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10, leading to a lower investment in working capital in 2011). In 3Q12, both Portuguese telecommunications businesses and Oi registered a significant improvement in working capital investments.

Free cash flow (1)	Euro million

	9M12	9M11	y.o.y
EBITDA minus Capex	838.6	950.3	(11.7)%
Non-cash items	94.4	93.6	0.9%
Change in working capital	(316.5)	(150.0)	111.0%
Operating cash flow	616.5	893.8	(31.0)%
Interests	(339.4)	(160.3)	111.7%
Net reimbursements (contributions) to pension funds	(32.2)	(20.4)	58.1%
Paym. to pre-retired, suspended employees and other	(116.3)	(128.2)	(9.3)%
Income taxes	(132.7)	(119.5)	11.1%
Dividends received	57.4	147.0	(60.9)%
Net disposal (acquisition) of financial investments (2)	0.0	123.6	n.m.
Other cash movements (3)	(317.1)	(238.3)	33.0%
Free cash flow	(263.7)	497.7	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11).. (2) This caption includes the disposal of the investment in UOL in 1Q11 for a total amount of Euro 155.5 million, partially offset by the acquisition of an investment in Allus in 2Q11 for a total amount of Euro 44 million. (3) The increase in this caption reflects mainly the payments of certain legal actions at Oi in 1Q12, partially offset by financial taxes incurred in 1Q11 related to the strategic investment in Oi.

Free cash flow amounted to negative Euro 264 million in 9M12 compared to Euro 498 million in 9M11 adjusted for the cash out-flow related to the acquisition of PT’s investment in Oi and Contax (Euro 3,728 million). This reduction is primarily explained by: (1) a lower operating cash flow (Euro 277 million) as referred to above; (2) the proceeds received in 9M11 from the disposal of the investment in UOL amounting to Euro 156 million; (3) lower dividends received from Unitel (Euro 32 million in 9M12 compared to Euro 126 million in 9M11); (4) an increase in payments regarding legal actions (Euro 50 million), primarily related to the proportional consolidation of Oi, and (5) an increase of Euro 179 million in interest payments, reflecting a higher contribution from Oi, Contax and its controlling shareholders (Euro 55 million), including the impact of its proportional consolidation in 1Q12 (Euro 10 million), and an increase at Portuguese businesses mainly related to the interest received in 1Q11 on the cash deposits in Brazilian Reais used to pay the strategic investments in Oi and Contax.  These effects were partially offset by the acquisition of an investment in Allus by Contax in April 2011 (Euro 44 million).

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling shareholders and the tax effect on the payments to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,591 million as at 30 September 2012. Total consolidated net debt amounted to Euro 7,765 million as at 30 September 2012, as compared to Euro 6,613 million at the end of December 2011, an increase of Euro 1,152 million, reflecting: (1) dividends paid by PT to its shareholders (Euro 557 million, corresponding to the total shares in issue net of PT’s 20.64 million own shares and of PT’s stake in the shares held by Oi in PT), in relation to the 2011 fiscal year dividend of Euro 65 cents per share, and by its subsidiaries to non-controlling interests (Euro 87 million); (2) the negative free cash flow generated in the period (Euro 264 million); (3) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 296 million); (4) the payment by TMN regarding the LTE license in January 2012 (Euro 83 million), and (5) the acquisition by Oi of PT’s own shares (Euro 23 million). These effects were partially offset by the impact of the depreciation of the Brazilian Real against the Euro, which resulted in a net debt reduction of Euro 168 million.

Change in net debt	Euro million

	9M12	9M11
Net debt (initial balance)	6,612.8	2,099.8
Less: free cash flow	(263.7)	497.7
Acquisition of strategic investment in Oi and Contax	0.0	3,727.6
Translation effect on foreign currency debt	(168.4)	(132.4)
Dividends paid by PT	556.7	1,117.7
Changes in consolidation perimeter (Oi and Contax)	0.0	2,052.5
Oi’s corporate simplification	296.1	0.0
Acquisition of own shares by Oi	23.2	86.8
Other (1)	180.3	86.2
Net debt (final balance)	7,764.5	8,540.6
Less: TEF receivable	0.0	2,000.0
Less: Tax effect on unfunded post retirement benefits obligations (2)	226.1	226.1
Adjusted net debt (final balance)	7,538.5	6,314.5
Less: Net debt from Oi and Contax, inc. holding companies	2,947.9	2,164.0
Adjusted net debt exc. Oi and Contax(final balance)	4,590.5	4,150.5
Change in net debt	1,151.7	6,440.8
Change in net debt (%)	17.4%	306.7%

(1) This caption includes the payment related to LTE license in Portugal. in 1Q12 and the dividends paid by PT’s subsidiaries to non-controlling interests (2) Tax effect on pension debt due to the Portuguese State including Euro 113 million related to the 2011 contribution, which was accounted for as tax losses carried forward.

As at 30 September 2012, total consolidated gross debt amounted to Euro 11,252 million, of which 76.7% was medium and long-term and Euro 3,694 million relates to the impact of the proportional consolidation of Oi, Contax and its controlling shareholders. Excluding Brazil, gross debt would have amounted to Euro 7,558 million, of which 69.8% was medium and long-term and 76.6% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,207 million at the end of September 2012, which includes Euro 465 million of undrawn committed commercial paper lines and facilities. . Including the effect of the Euro 750 million eurobond issued in October 2012, available cash and facilities would amount to Euro 3,957 million. PT is fully funded up to July 2016.

In 9M12, excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 4.2%, compared to 3.4% in 9M11, adjusted for the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi. Cost of gross debt, excluding Oi and Contax, stood at 4.4% in 9M12, remaining stable when compared to 9M11 and 2011. As at 30 September 2012, the maturity of PT’s net debt, excluding Oi and Contax, was 5.3 years.

Post Retirement Benefits Obligations

As at 30 September 2012, the projected post retirement benefits obligations (PBO) from Portuguese businesses related to pensions and healthcare amounted to Euro 471 million and the market value of assets under management amounted to Euro 372 million, compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 722 million as at 30 September 2012, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 821 million and after-tax unfunded obligations amounted to Euro 616 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 51 million as at 30 September 2012 and Euro 62 million as at 31 December 2011.

Post retirement benefits obligations	Euro million

	30 September 2012	31 December 2011
Pensions obligations	118.4	121.6
Healthcare obligations	353.1	352.6
PBO of pension and healthcare obligations	471.5	474.1
Market value of funds (1)	(372.2)	(344.7)
Unfunded pensions and healthcare obligations	99.3	129.4
Salaries to suspended and pre-retired employees	721.6	782.5
Gross unfunded obligations from Portuguese businesses	820.9	911.9
After-tax unfunded obligations from Portuguese businesses	615.7	683.9
Gross unfunded obligations at Oi	50.8	61.7
Unrecognised prior years service gains	15.6	16.8
Accrued post retirement benefits	887.3	990.4

(1) The increase in the market value of funds resulted mainly from the positive performance of assets under management amounting to Euro 47.5 million (equivalent to positive 14.1% in 9M12), that more than offset the payments of supplements of Euro 6.7 million and the refund of healthcare expenses (Euro 14.4 million).

Total gross unfunded obligations from Portuguese businesses decreased by Euro 91 million in 9M12 to Euro 821 million as at 30 September 2012, primarily as a result of salary payments to suspended and pre-retired employees, that amounted to Euro 115 million, partially offset by the recognition of post retirement benefit costs and net actuarial losses amounting to Euro 23 million and Euro 2 million, respectively. Unfunded obligations from Oi decreased from Euro 62 million as at 31 December 2011 to Euro 51 million as at 30 September 2012, reflecting primarily a contribution of Euro 10 million made in January 2012 to cover the deficit position of the BrTPREV pension plan.

Change in gross unfunded obligations	Euro million

	9M12	9M11
Gross unfunded obligations (initial balance)	973.7	948.6
Changes in the consolidation perimeter	0.0	52.5
Post retirement benefits costs (PRB) (1)	27.2	26.1
Curtailment cost	1.9	6.3
Net reimbursements (contributions) to pension funds (2)	(12.5)	(4.9)
Salary payments to pre-retired, suspended employees and other	(116.3)	(128.2)
Net actuarial (gains) losses	2.2	33.0
Foreign currency translation adjustments	(4.5)	(4.5)
Gross unfunded obligations (final balance)	871.7	928.9

(1) In 9M12 and 9M11, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 16.7 million and Euro 15.7 million, respectively. (2) In 9M12, this caption includes primarily contributions to pension funds made by Oi (Euro 10.4 million) and refunds net of healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 0.4 million). In 9M11, this caption includes healthcare expenses net of refunds amounting to Euro 2.0 million and termination payments amounting to Euro 2.6 million.

Gross unfunded obligations related to post retirement and healthcare obligations decreased Euro 102 million to Euro 872 million in 9M12, mainly due to salaries paid to pre-retired and suspended employees and despite an actuarial loss of Euro 35 million related to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher payments to pre-retired and suspended employees up to retirement age. These loss was partally compensated by an actuarial gain of Euro 33 million corresponding to the difference between actual (+14.1%) and estimated (+4.5%) return on plan assets, which resulted in a net actuarial loss of Euro 2 million in 9M12.

Equity

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

9M12
Equity before non-controlling interests (initial balance)	2,828.1
Net income	188.9
Net currency translation adjustments	(273.7)
Dividends paid by PT	(371.9)
Net actuarial gains (losses), net of taxes	(1.6)
Other (1)	41.1
Equity before non-controlling interests (final balance)	2,410.8
Change in equity before non-controlling interests	(417.3)
Change in equity before non-controlling interests (%)	(14.8)%

(1) This caption includes primarily a gain recorded directly in shareholders’ equity as a result of the corporate simplification of the Oi Group.

As at 30 September 2012, shareholders’ equity excluding non-controlling interests amounted to Euro 2,411 million, a decrease of Euro 417 million in 9M12. This decrease is primarily explained by: (1) the Euro 43.5 cents dividend per share paid in May 2012 (Euro 372 million), corresponding to the second instalment of the 2011 fiscal year dividend (Euro 65 cents per share), following the interim dividend payment of Euro 21.5 cents per share paid in January 2012, and (2) negative foreign currency translation adjustments (Euro 274 million), mainly related to the impact of the depreciation of the Brazilian Real against the Euro. These effects were partially offset by the net income generated in the period of Euro 189 million and a gain recorded directly in shareholders’ equity in connection with Oi’s corporate simplification.

Consolidated Statement of Financial Position

Total assets decreased from Euro 23.2 billion as at 31 December 2011 to Euro 20.4 billion as at 30 September 2012, primarily reflecting: (1) the repayment of the Euro 1.3 billion Eurobond issued in March 2005; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.9 billion); (3) the dividends paid by PT to its shareholders (Euro 0.6 billion), corresponding to the 2011 fiscal year dividend of 65 cents per share, and (4) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 0.3 billion). Total liabilities decreased from Euro 19.4 billion to Euro 17.4 billion, reflecting primarily the repayment of the March 2005 Eurobond (Euro 1.3 billion) and the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.6 billion).

Consolidated statement of financial position	Euro million

		31 December 2011
	30 September 2012	restated
Cash and equivalents	3,487.4	5,668.1
Accounts receivable, net	1,873.5	1,936.3
Inventories, net	165.0	133.5
Judicial Deposits	1,167.0	1,084.1
Financial investments	683.0	556.3
Intangible assets, net	5,174.3	5,629.8
Tangible assets, net	6,003.7	6,228.6
Accrued post retirement asset	13.8	13.6
Other assets	496.8	579.5
Deferred tax assets and prepaid expenses	1,353.6	1,346.5
Total assets	20,418.2	23,176.4
Accounts payable	1,247.3	1,446.2
Gross debt	11,252.0	12,281.0
Accrued post retirement liability	901.1	1,004.1
Other liabilities	2,783.5	3,337.9
Deferred tax liabilities and deferred income	1,243.7	1,365.1
Total liabilities	17,427.7	19,434.2
Equity before non-controlling interests	2,410.8	2,828.1
Non-controlling interests	579.8	914.1
Total shareholders’ equity	2,990.5	3,742.2
Total liabilities and shareholders’ equity	20,418.2	23,176.4

02

Business performance

Portuguese Telecommunications Businesses

In 9M12, the Portuguese telecommunications businesses continued to show customer growth, with the fixed retail customers growing by 6.3% y.o.y to 5,007 thousand (net additions reached 212 thousand), while mobile customers were up by 0.4% y.o.y to 7,386 thousand (58 thousand net losses with postpaid reaching 86 thousand net additions and prepaid with 144 thousand net losses).

Portuguese operating data

	9M12	9M11	y.o.y
Fixed retail accesses (‘000)	5,007	4,709	6.3%
PSTN/ISDN	2,610	2,662	(2.0)%
Broadband customers	1,200	1,072	11.9%
Pay-TV customers	1,198	974	22.9%
Mobile Customers (‘000)	7,386	7,354	0.4%
Postpaid	2,463	2,341	5.2%
Prepaid	4,922	5,013	(1.8)%
Net additions (‘000)
Fixed retail accesses	212	182	16.3%
PSTN/ISDN	(38)	(33)	(14.5)%
Broadband customers	94	71	32.9%
Pay-TV customers	156	145	7.7%
Mobile Customers	(58)	(65)	10.8%
Postpaid	86	51	69.0%
Prepaid	(144)	(116)	(24.2)%
Data as % of mobile service revenues (%)	32.1	27.7	4.4	pp

Growth of fixed retail customers was underpinned by a solid performance of Meo, PT’s pay-TV service, anchored on the back of a very differentiated value proposition. This leverages on a non-linear pay-TV service offering, a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 9M12, pay-TV customers were up by 22.9% y.o.y to 1,198 thousand, a resilient performance representing net additions of 156 thousand. This steady customer growth confirms the continued success and the attractiveness of Meo in the Portuguese market. This performance of pay-TV underpinned a solid growth of fixed broadband customers, which were up by 11.9% y.o.y to 1,200 thousand (94 thousand net adds). PT’s triple-play customers (voice, broadband and pay-TV) grew by 27.7% y.o.y, having reached 802 thousand in 9M12 (123 thousand net adds).

Mobile customers benefited from the performance of postpaid customers, which grew by 5.2% y.o.y (86 thousand net adds in 9M12) benefiting from the growth of the “unlimited” tariff plans. The “e nunca mais acaba” tariff plans, which reached 973 thousand customers in 9M12, as well as the new “Moche” tariff plans (+8.4% y.o.y in 9M12 to 1,360 thousand customers), also continued to show solid growth trends. Mobile broadband customers increased by 51 thousand customers in 9M12 to 914 thousand (+15.8% y.o.y) reflecting the attractiveness and success of TMN’s broadband offers and the extensive coverage of PT’s 3G and 4G LTE networks.

Residential

Residential retail accesses or retail revenue generating units (RGUs) increased by 9.6% y.o.y, reaching 3,791 thousand, with pay-TV and broadband accesses already accounting for 55.6% of total residential retail accesses as at 30 September 2012 (+3.9pp y.o.y). In 9M12, retail net additions reached 234 thousand, as a result of: (1) growth of the pay-TV service, which accounted for 141 thousand net additions; (2) 84 thousand net adds of fixed residential broadband, reflecting the continued growth in triple-play and double-play bundles, and (3) 9 thousand net adds of residential fixed voice customers (PSTN/ISDN lines), also reflecting the positive impact of the triple-play offers and notwithstanding aggressive commercial offers by the main competitor. As at the end of September 2012: (1) pay-TV residential customers reached 1,114 thousand (up by 22.5% y.o.y); (2) fixed residential broadband customer base grew by 13.1% y.o.y to 994 thousand, and (3) residential fixed voice customers stood at 1,683 lines, up by 0.7% y.o.y.

In 9M12, PT’s residential customer segment continued to show growth in unique customers, which reached 1,878 thousand (+0.9% y.o.y). Residential revenue generating units per unique customer stood at 2.0, up by 8.6% y.o.y reflecting the continued success of Meo’s triple-play offer. As a result of this success, residential ARPU was up by 3.0% y.o.y to Euro 31.7 in 9M12. This performance is noteworthy as it was achieved against a backdrop of: (1) a challenging economic environment, which leads to some pressure on those services that are more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services, and (2) an aggressive commercial stance by certain competitors on voice promotions and low-end offers.

Residential operating data

	9M12	9M11	y.o.y
Fixed retail accesses (‘000)	3,791	3,460	9.6%
PSTN/ISDN	1,683	1,671	0.7%
Broadband customers	994	880	13.1%
Pay-TV customers	1,114	909	22.5%
Unique customers	1,878	1,862	0.9%
Net additions (‘000)
Fixed retail accesses	234	203	15.2%
PSTN/ISDN	9	(2)	n.m.
Broadband customers	84	70	18.8%
Pay-TV customers	141	135	4.9%
ARPU (Euro)	31.7	30.7	3.0%
Non-voice revenues as % of revenues (%)	63.1	57.8	5.3	pp

The solid growth of residential customers is clearly supported by the success of Meo, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, games, music and video-on-demand on all screens. Meo delivers a highly differentiated content proposition, with more than 150 TV channels, including exclusive content, HD and 3D channels. On 12 October 2012, Meo launched “A Bola TV” in partnership with “Jornal a Bola”, a leading daily sports newspaper. This comprehensive and diverse sports information channel, which is exclusive on Meo, is available in the basic package and is aimed at strenghtening Meo’s content offering. The channel “A Bola TV” is available on multiscreens, including not only the TV, but also the PC, smartphone and tablet through the Meo GO! service. Following this strategy, on 15 October 2012, Meo launched “TVI Ficção”, an entertainment channel produced by “TVI”, the leading free-to-air portuguese channel, featuring local fiction from the well established TVI production house. “TVI Ficção” is also available in the basic package. Meo will continue to innovate and a new exclusive channel will be added to its grid, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read newspaper in Portugal, “Correio da Manhã”.

Meo’s content offering also includes thousands of VoD titles and its content offering is enriched with interactivity over anchor programmes (e.g. Idols, Secret Story, Biggest Looser).

Meo also offers a marketplace of advanced interactive applications, available through the “blue button” on the Meo remote control and covering multiple categories, such as: (1) News, including a personalised newscast app, developed in partnership with RTP; and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines; (2) Sports, including a football app, a surf app, and specific sports channel applications such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service; Meo Radios, a radio streaming service and Meo Karaoke, an application that offers Meo customers the possibility to subscribe and sing a wide catalogue of local and international hits; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic, pharmacies and several others, and (6) Personal content, including the online photo storage app.

Meo continued to innovate by launching Sapo Voucher app, the first interactive TV app allowing financial transactions and TV advertisement interaction. Meo also launched Twitter on TV, which can be accessed through the “blue button” on the Meo remote control, allowing Meo customers to tweet while watching TV shows.

Under a clear and strong strategy for content differentiation through interactivity, that Meo has been pursuing, it launched a new interactive application over one of the most successful youth TV series in Portugal, “Morangos com Açucar”, developed in partnership with TVI, the leading free-to-air portuguese channel. This application, besides giving access to much exclusive and backstage content, also gives fans the possibility to preview episodes for Euro 0.90. In July 2012, Meo also announced the transformation of the most watched local pay-TV channel — SIC Notícias. As a result of a profound content and technological partnership between PT and Impresa (a large media group in Portugal, owning several print publications and SIC free-to-air channel as well as several SIC pay-TV channels), Meo will be launching in 4Q12 a transformed SIC Notícias whereby the channel will re-emerge as a completely interactive channel — an exclusive experience for Meo customers. These apps will be made available on multiscreens, including the TV, PC, tablet and smartphone.

Operating revenues in the Residential customer segment reached Euro 534 million in 9M12, up by 4.6% y.o.y, showing a resilient performance. Service revenues were up by 4.3% y.o.y to Euro 524 million. This solid growth was achieved on the back of the continued strong performance of Meo triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a fixed telephone legacy to a triple-play offering. Meo offer is highly differentiated, more competitive and also more resilient to unfavourable economic conditions. As a result of this success, the weight of non-voice services in Residential stood at 63.1% in 9M12 (+5.3pp y.o.y) and the weight of flat revenues stood at 86.9% (+1.9pp y.o.y).

Personal

Mobile Personal customers, including voice and broadband customers, declined by 1.1% y.o.y in 9M12 as a result of 126 thousand net disconnections. In 3Q12, net adds were positive 9 thousand, having reflected the increase in postpaid customers (+9 thousand net adds) and no customer loss in prepaid. TMN continued to show a solid performance in postpaid customers, leveraging on the commercial success of the “Unlimited” tariff plans and on the continued growth of mobile broadband customers. The strong performance of “e nunca mais acaba” tariff plans and the new positioning of “Moche” tariff plans continued to benefit prepaid customers performance. The flat-fee tariff plans already represented 22.1% of mobile Personal customer base by the end of September 2012, an increase of 3.5pp y.o.y.

Personal operating data

	9M12	9M11	y.o.y
Mobile Customers (‘000)	5,806	5,872	(1.1)%
Postpaid	1,082	1,054	2.7%
Prepaid	4,724	4,819	(2.0)%
Net additions (‘000)	(126)	(91)	(39.1)%
Postpaid	19	32	(42.8)%
Prepaid	(145)	(123)	(17.6)%
MOU (minutes)	94	88	6.7%
ARPU (Euro)	8.8	9.8	(10.0)%
Customer	8.1	8.8	(8.3)%
Interconnection	0.7	1.0	(25.8)%
SARC (Euro)	28.7	27.2	5.5%
Data as % of service revenues (%)	32.9	30.9	2.0	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV, music on demand, social network aggregator), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G LTE, and offering free access to PT’s leading national Wi-Fi network. PT’s Wi-Fi strategy includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G / 4G LTE offload to Wi-Fi whenever the device is within Wi-Fi coverage. As such, Wi-Fi clearly complements 3G and 4G LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

On March 2012, PT unveiled its 4G LTE strategy, by launching a mobile broadband offer that structurally changes the market. Currently, PT’s 4G LTE offering allows: (1) speeds of up to 150Mbps; (2) access to live TV channels, through Meo GO!, and to music streaming service, through MusicBox, and (3) to share traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone. As at launch, PT’s 4G LTE service was available to 20% of the Portuguese population and this coverage was enlarged to 80% of the population by April 2012, when the 800MHz spectrum was made available. This coverage will be increased further to 90% of the population by the end of 2012. PT is marketing its 4G LTE mobile broadband services through the TMN 4G and Meo 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 150Mbps and monthly retail prices that start at Euro

49.99, with a 50% discount for early adopters during a 24 month period, and include the MusicBox service for free. TMN 4G or Meo 4G customers that are also Meo customers have free access to 50 live TV channels through the Meo GO! service. Otherwise the Meo GO! service has a retail price of Euro 7.99 per month.

In 9M12, customer revenue in the Personal segment declined by 9.1% y.o.y to Euro 425 million. Challenging and deteriorating economic conditions, which lead to lower consumer confidence, impacted the performance of the personal segment as consumer mobile is clearly exposed to economic trends. Additionally, continuous pricing aggressiveness both in voice and wireless broadband continue to place retail tariffs and customer ARPU under pressure. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband, price competition and migration to lower tariff plans, notwithstanding the strong growth of “internetnotelemóvel” revenues leveraged on the increased penetration of smartphones. The acceleration in the decline of interconnection revenues (-26.5% y.o.y to Euro 38 million in 9M12) also contributed to a total service revenues decline of 10.9% y.o.y in 9M12. In effect, MTRs declined to Euro 2.77 cents as from 7 May 2012, to Euro 2.27 cents as from 30 June 2012 and to Euro 1.77 cents as from 30 September. MTRs will continue to impact interconnection revenues, as from 31 December 2012 MTRs will decline to Euro 1.27 cents. ARPU of the personal segment stood at Euro 8.8 (-10.0% y.o.y) and customer ARPU stood at Euro 8.1 (-8.3% y.o.y). The weight of non-voice revenues in service revenues stood at 32.9% in 9M12 (+2.0pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Enterprise

The Enterprise customer segment includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

The value proposition for corporate customers is anchored on the following pillars: (1) maximise value from traditional telecommunications services by up selling additional services, including fixed-mobile convergence on FTTH to push for VPN, LAN management and video services; (2) IT transformation accelerated by cloud computing, where PT aims at leveraging on partnerships with key suppliers to enable business process transformation and significant cost reductions to the enterprise customers; (3) leverage on specialisation to seize gains from scale, including focus on outsourcing and BPO to improve productivity, and (4) introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services.

In the SME customer segment, PT aims at integrating its service offerings, including bundling fixed and mobile and voice and data offers with access to subsidised equipment (PCs, PBX, smartphones and tablets), while at the same time making available vertical solutions to specific sectors (ex: restaurants and coffee-shops, retail, healthcare).

During 9M12, PT also continued to invest significantly on its cloud computing offering both for corporates and SMEs, making now available structured offers, branded SmartcloudPT, that include infrastructure as a service (IaaS), platform as a service (PaaS) and software as a service (SaaS).

In 9M12, fixed retail customers of the enterprise segment stood at 1,024 thousand, having declined 63 thousand. This performance reflected mainly 88 thousand net disconnections of fixed lines, which result from: (1) migration of large corporates from classic PSTN/ISDN services to VoIP services, which require less lines per customer; (2) the level of insolvencies going up in the SME segment, and (3) fixed-to-mobile migration. Broadband and pay-TV net additions increased slightly as a result of upselling additional services to small and medium businesses.

Enterprise operating data

	9M12	9M11	y.o.y
Fixed retail accesses (‘000)	1,024	1,096	(6.6)%
PSTN/ISDN	738	841	(12.3)%
Broadband customers	203	191	6.5%
Pay-TV customers	82	64	29.6%
Retail RGU per access	1.39	1.30	6.5%
Mobile Customers (‘000)	1,516	1,416	7.1%
Net additions (‘000)
Fixed retail accesses	(63)	(21)	(202.9)%
PSTN/ISDN	(88)	(31)	(182.8)%
Broadband customers	10	0	n.m.
Pay-TV customers	14	10	45.7%
Mobile Customers	71	26	173.6%
ARPU (Euro)	23.9	26.3	(8.8)%
Non-voice revenues as % of revenues (%)	49.0	46.1	2.9	pp

Operating revenues of the Enterprise customer segment declined by 9.0% y.o.y to Euro 671 million in 9M12, showing a sequential improvement throughout 2012. The revenue performance in the enterprise segment is also being penalised by the economic environment: (1) public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) large corporate cost reduction initiatives, and (3) small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above. In effect, in 2012 PT won significant projects and customers, which should translate in revenue performance already in 4Q12 and in 2013. In 9M12, non-voice services represented 49.0% of Enterprise retail revenues, up by 2.9pp y.o.y.

Consolidated financial performance in Portugal

In 9M12, revenues from Portuguese telecommunications businesses declined by Euro 133 million (-6.1% y.o.y) to Euro 2,040 million. This performance reflected the revenue decline at the Personal and Enterprise customer segments (Euro 58 million and Euro 66 million, respectively), against challenging and deteriorating economic conditions, and lower revenues from the directories business (Euro 9 million), that more than compensated the 4.6% y.o.y increase in the Residential customer segment (Euro 24 million). In 9M12, revenues in Portugal were also penalised by adverse regulation movements, including lower MTRs (Euro 19 million) and roaming (Euro 2 million). Excluding regulation effects, revenues would have decreased by 5.1% y.o.y in 9M12.

Against revenue pressure in the Portuguese telecommunications businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain solid margin performance.

Portuguese telecommunication operations financial information	Euro million

	9M12	9M11	y.o.y
Operating revenues	2,040.2	2,173.6	(6.1)%
Residential	534.0	510.5	4.6%
Service revenues	523.7	502.0	4.3%
Sales and other revenues	10.3	8.4	21.9%
Personal	517.2	574.8	(10.0)%
Service revenues	463.6	520.1	(10.9)%
Customer revenues	425.3	468.0	(9.1)%
Interconnection revenues	38.3	52.1	(26.5)%
Sales and other	53.7	54.7	(1.9)%
Enterprise	670.6	737.0	(9.0)%
Wholesale, other and eliminations	318.3	351.3	(9.4)%
Operating costs	1,124.3	1,180.7	(4.8)%
Wages and salaries	182.6	189.5	(3.7)%
Direct costs	341.6	358.6	(4.7)%
Commercial costs	217.5	224.1	(2.9)%
Other operating costs	382.6	408.5	(6.4)%
EBITDA (1)	916.0	992.9	(7.7)%
Post retirement benefits	38.8	37.3	4.0%
Depreciation and amortisation	510.5	519.7	(1.8)%
Income from operations (2)	366.7	435.9	(15.9)%
EBITDA margin	44.9%	45.7%	(0.8	)pp
Capex	370.4	400.5	(7.5)%
Capex as % of revenues	18.2%	18.4%	(0.3	)pp
EBITDA minus Capex	545.5	592.4	(7.9)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

In 9M12, operating costs excluding D&A and PRBs declined by 4.8% y.o.y (Euro 56 million) to Euro 1,124 million. Wages and salaries declined by 3.7% y.o.y (Euro 7 million) to Euro 183 million, as a result of lower variable and overtime remunerations and higher efficiency levels in certain internal processes. Direct costs were down by 4.7% y.o.y (Euro 17 million) to Euro 342 million in 9M12, reflecting mainly: (1) lower traffic costs at TMN, following the impact of the regulated MTR cuts and lower roaming interconnection costs (Euro 14.5 million); (2) lower costs associated with the directories business (Euro 9 million); (3) higher costs associated with IT / IS solutions and outsourcing as a result of increased weight of these services (Euro 4 million), and (4) higher costs associated with higher international traffic. In 9M12 programming costs increased by 1.9% y.o.y to Euro 91 million, while programming costs per customer declined by 19.0% y.o.y. Commercial costs decreased by 2.9% y.o.y (Euro 7 million) to Euro 218 million in 9M12, reflecting lower commissions and also lower marketing and publicity, which more than compensated the growth in cost of goods sold due to higher sales of smartphones  with higher subsidies associated. This good performance of commercial costs, achieved against a backdrop of continued customer growth, also reflects lower churn. This is particularly observed in TV customers, as not only the FTTH has lower churn than ADSL and satellite, but also churn has been coming down across all technologies. Other operating expenses decreased by 6.4% y.o.y in 9M12 to Euro 383 million, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower support services.

Structural costs benefits of the FTTH and 4G LTE networks and the extensive field force transformation programme continue to be visible with improved quality of service and lower cost structure.

In 9M12, EBITDA in Portugal stood at Euro 916 million (-7.7% y.o.y) with a margin of 44.9% (-0.8pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 139 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 122 million, while EBITDA only declined by Euro 77 million as a result of lower operating expenses.

In 9M12, capex decreased by 7.5% y.o.y to Euro 370 million, while customer related capex stood at Euro 138 million (+6.3% y.o.y), representing 37% of total capex in Portugal, as a result of customer growth in the last quarters in the residential segment that more than compensated lower unitary equipment costs. Infrastructure capex was down by 15.8% y.o.y to Euro 177 million, explained by the strong investments made during the last years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G LTE-enabled, and the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G LTE network. EBITDA minus capex in 9M12 decreased by 7.9% y.o.y to Euro 546 million. Going forward, and particularly in 2012, PT’s Portuguese telecommunications businesses capex will tend do decline double digit as PT’s FTTH rollout will be concluded and notwithstanding the full rollout of PT’s 4G LTE networks in 2012 and the investment in the data centre. Capex in the Portuguese telecommunications businesses should decline by circa Euro 100 million in 2012, when compared to 2011.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segments, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to improve market share, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganisation, the company is also implementing a more aggressive commercial strategy, implementing regional commercial structures, restructuring its distribution network and stepping up investments in network, technology and innovation.

In 3Q12, Oi’s revenue generating units (RGUs) stood at 73,265 thousand, up by 9.2% y.o.y, including: (1) 18,189 thousand residential RGUs (+1.7% y.o.y); (2) 45,568 thousand personal mobile customers, which grew by 11.7% y.o.y, and (3) 8,782 thousand enterprises RGUs, up by 15.6% y.o.y.

In 3Q12, in the residential segment, Oi showed a continued deceleration in the trend of line loss and an aceleration of broadband and pay-TV growth, which contributed to confirm the turnaround of the historical wireline trends, underpinned by the strengthening of convergent offers and increased broadband speeds, which bolster the loyalty of wireline customers, leading to residential ARPU growth. It is worth highlighting the launch of the fibre project, which involved the commercial deployment of a FTTH broadband pilot. In antecipation of the roll-out of the IPTV and triple-play offering on the fibre network, scheduled to take place in December 2012, Oi is now selling broadband speeds of 100Mb and 200Mb.

Oi operating data

	3Q12	3Q11	y.o.y
Residential RGUs (‘000)	18,189	17,881	1.7%
Fixed lines	12,610	13,277	(5.0)%
Fixed broadband	4,975	4,258	16.8%
Pay-TV	604	345	75.1%
ARPU (R$)	65.8	65.0	1.2%
Personal Mobility RGUs (‘000)	45,568	40,798	11.7%
Prepaid customers	39,483	35,657	10.7%
Postpaid customers + Oi controle	6,085	5,141	18.4%
Enterprises RGUs (‘000)	8,782	7,595	15.6%
Fixed lines	5,371	5,004	7.3%
Broadband	581	518	12.2%
Mobile	2,830	2,073	36.5%
Other (‘000)	726	797	(8.9)%
RGUs (‘000)	73,265	67,070	9.2%

In the residential segment, the focus remained on the strengthening of convergent offers to underpin operational performance. In fact, in 3Q12, Oi’s residential RGUs stood at 18,189 thousand, with 309 thousand net additions in the past twelve months, reversing the historical annual trend of net disconnections. In 3Q12, the volume of disconnections declined 45% when compared to 3Q11. Oi’s residential broadband customers reached 4,975 thousand in the quarter (+16.8% y.o.y and 3.5% q.o.q), due to both increased sales and lower churn. This performance is explained by: (1) the investments in coverage and quality of network; (2) the initiatives to protect customer base and speed upgrades; (3) the repositioning of broadband offering; (4) the new installation process, and (5) the strengthening of distribution channels. Network investments and system upgrades are allowing continued increases in average speed, bringing the average internet bandwidth to 3.0 Mbps in 3Q12. Additionally, 28.7% of residential broadband customers already have offers with speeds of more than 5 Mbps, as compared to 26.5% in 2Q12, of which approximately 50% have already speeds higher than 10 Mbps. Oi’s residential TV customers reached 604 thousand, up by 75.1% y.o.y and 24.0% q.o.q, with 117 thousand net additions as compared to 91 thousand net additions in 2Q12 and 13 thousand net disconnections in 3Q11. In July 2012, Oi launched its quadruple-play offer through Oi TV HD, aiming to expand access to HD technology. Oi launched Oi TV Mais HD, the most comprehensive entry package on the market, with 56 paid channels (11 HD), for R$ 39.90 (for the first three months, after which the price increases to R$ 69.90) for Oi Velox or Oi Conta Total customers. The launch of Oi TV HD marks the end of HD offerings only available in packages for the premium segment.

Oi’s mobile customers stood at 48,398 thousand (+12.9% y.o.y), with net additions of 604 thousand in 3Q12 and gross additions of 6,390 thousand. In the Personal Mobility segment, Oi’s mobile customers stood at 45,568 (+11.7% y.o.y) with net additions of 370 thousand and gross additions of 5.9 million in 3Q12. In the quarter, Oi continued to focus on postpaid growth and increasing prepaid profitability. Postpaid customers increased by 18.4% y.o.y, reaching 6,085 thousand customers in 3Q12, with net additions of 294 thousand. This performance is mainly explained by both increased sales and lower churn and was achieved on the back of strenghtening Oi’s offering with the launching of new plans. These plans include: (1) voice; (2) unlimited Oi Wi-Fi; (3) special services, and (4) discounts in data packages and SMS and are aimed at increasing customer retention. At the beginning of the year, loyalty plans accounted for nearly 20% of gross additions, while at end of September 2012 represented more than 90% of activations. Prepaid customers stood at 39,483 thousand in 3Q12, increasing by 10.7% y.o.y and representing 86.6% of Oi’s Personal Mobility customer base (-0.6pp q.o.q and -0.8 y.o.y). This performance was underpinned by the restructuring of Oi’s prepaid tariff plans that took place in 1Q12.

Oi’s enterprise customers stood at 8,782 thousand in 3Q12, increasing by 15.6% y.o.y, underpinned by wireline, mobile and data growth and the expansion of value added services portfolio. These initiatives are aligned with the strategy to increase its focus on this segment, leveraging on mobile penetration and strengthening its IT offering. For the large corporate segment, Oi presented Oi Smart Cloud internet portal which works as a virtual store for companies that want to obtain Infrastructure as a Service and to have more information on data centre products and infrastructure.

The initiatives in place to strengthen the distribution channels, such as the increase of own stores, changes in the commissions model and more training of sales agents, also contributed to underpin the operational performance in the last quarters accross all segments.

In 9M12, Oi’s pro-forma consolidated net revenues, as prepared by Oi, decreased by 0.9% y.o.y to R$ 20,752 million.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	9M12	9M11	y.o.y
Residential	7,385	8,103	(8.9)%
Personal Mobility	6,640	6,038	10.0%
Services	4,596	4,247	8.2%
Network Usage	1,750	1,770	(1.1)%
Sales of handsets, sim cards and others	294	21	n.m.
Enterprises	6,315	6,352	(0.6)%
Other services	412	457	(9.8)%
Pro-forma consolidated net revenues	20,752	20,949	(0.9)%

(1) The pro-forma data amount refers to the old TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 9M12, Oi’s residential revenues declined by 8.9% y.o.y to R$ 7,385 million, showing a strong sequencial improvement (3Q12: -3.8% y.o.y; 2Q12: -7.6% y.o.y and 1Q12: -11.5% y.o.y), due to the positive contribution of revenue from broadband and pay-TV services coupled with a significant reduction in fixed line churn. This performance is explained by a more comprehensive offering, which, through converging offers, strengthens the loyalty of wireline customers, leading to residential ARPU growth.

In 9M12, Oi’s personal mobility revenues stood at R$6,640 million, having increased by 10.0% y.o.y. Oi’s service revenues increased by 8.2% y.o.y to R$4,596 million, on the back of: (1) higher revenues from monthly fees due to postpaid customer growth; (2) increased traffic revenues underpinned by prepaid customer growth, and (3) higher revenues from 3G services.

Oi pro-forma income statement (1)	R$ million, 100%

	9M12	9M11	y.o.y
Pro-forma consolidated net revenues	20,752	20,949	(0.9)%
Pro-forma operating costs	14,413	14,021	2.8%
Interconnection	3,288	3,494	(5.9)%
Personnel	1,480	1,347	9.9%
Materials	110	127	(13.4)%
Cost of goods sold	335	148	126.4%
Third-Party Services	6,035	5,435	11.0%
Marketing	367	398	(7.8)%
Rent and Insurance	1,376	1,215	13.3%
Provision for Bad Debts	438	663	(33.9)%
Other Operating Expenses (Revenue), Net	983	1,194	(17.7)%
Pro-forma EBITDA (2)	6,338	6,928	(8.5)%
EBITDA margin	30.5%	33.1%	(2.6	)pp

(1) The pro-forma data amount refers to the old TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format. (2) EBITDA = income from operations + depreciation and amortisation.

EBITDA, as reported by Oi, decreased by 8.5% y.o.y in 9M12, to R$6,338 million, with a margin of 30.5%. In 9M12, EBITDA performance reflected higher operating expenses (+2.8% y.o.y to R$14,413 million), as a result of an increase in: (1) third-party services (+11.0% y.o.y), mostly due to higher sales, increased content costs for pay-TV and higher expenses for logistics related to the new handset marketing strategy, and (2) cost of good solds (+126.4% y.o.y), explained by Oi’s return to the handset market, in line with its strategy to focus on the high-value segment. This performance was achieved notwithstanding a decrease in the provision for bad debt.

Other international assets

In 9M12, other international assets, on a pro-forma basis, increased their proportional revenues by 23.4% y.o.y to Euro 398 million and increased EBITDA by 22.9% y.o.y to Euro 193 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration in some markets and also by positive foreign exchange effects. In 3Q12, revenue and EBITDA of other international assets, on a pro-forma basis, grew by 25.4% and 30.0%, respectively.

Proportional financial information of other international assets (1)	Euro million

	9M12	9M11	y.o.y
Operating revenues	397.9	322.3	23.4%
EBITDA (2)	193.3	157.2	22.9%
Depreciation and amortisation	42.6	34.5	23.3%
Income from operations (3)	150.7	122.7	22.8%
EBITDA margin	48.6%	48.8%	(0.2	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (9M12) (1)	Million (financials)

		Rev.		EBITDA				EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Rev. Eur	Eur
Unitel, Angola (2) (4)	25.00%	1,462	13.7%	852	17.0%	58.3%	1,141	665
MTC, Namibia (3) (4)	34.00%	1,384	19.7%	668	13.1%	48.3%	134	65
CVT, Cape Verde (3) (4)	40.00%	6,461	0.0%	3,175	(1.4)%	49.1%	59	29
CST, S.Tomé & Principe (3) (4)	51.00%	217,830	1.7%	59,250	0.6%	27.2%	9	2
CTM, Macao (2)	28.00%	3,610	21.2%	1,024	3.2%	28.4%	353	100
Timor Telecom, East Timor (3)	41.12%	53	9.0%	30	15.6%	57.4%	41	24

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 9M12, Unitel’s revenues and EBITDA, in USD, increased by 13.7% y.o.y to USD 1,462 million and by 17.0%  y.o.y and 852 USD million. In 9M12, Unitel posted strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 9M12, MTC’s revenues and EBITDA increased by 19.7% y.o.y and by 13.1% y.o.y, reaching NAD 1,384 million and NAD 668 million, respectively. In 9M12, EBITDA margin was 48.3%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent. In 9M12, MTC focused its marketing efforts and commercial activity on: (1) launching 4G services; (2) developing campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman.

In 9M12, CVT’s revenues were flat at CVE 6,461 million, while EBITDA decreased by 1.4% y.o.y to CVE 3,175 million. EBITDA margin was 49.1%. Revenues and EBITDA were impacted by the implementation of the international accounting rule IFRIC12. Excluding these effects, revenues would have increased by 1.2% y.o.y, while EBITDA would have decreased by 1.2% y.o.y. In 9M12, both mobile and fixed revenues were positively impacted by data revenue growth. During 9M12, CVT launched: (1) new broadband offers based on 3G services; (2) innovative services such as Stika-m-saldo (airtime credit), and (3) several campaigns to stimulate data usage. Broadband and IPTV customers increased significantly, representing 31.1% and 12.6% of the wireline customer base, respectively, underpinning wireline customer growth (+1.4% y.o.y).

In 9M12, CST’s revenues and EBITDA increased by 1.7% and 0.6% y.o.y to STD 217,830 million and STD 59,250 million, respectively. EBITDA margin stood at 27.2%. In 9M12, CST launched its 3G service and aims at reaching 90% coverage by the end of 2012. In 9M12, São Tomé e Principe reached circa 72% of penetration of mobile services.

In 9M12, CTM’s revenues and EBITDA increased by 21.2% and 3.2% y.o.y to MOP 3,610 million and MOP 1,024 million, respectively. EBITDA margin was 28.4%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 25.1% of mobile service revenues. In 9M12, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 9M12, Timor Telecom’s revenues and EBITDA increased by 9.0.% y.o.y and by 15.6% y.o.y, to USD 53 million and USD 30 million, respectively, mainly as a result of the strong increase in customer base. EBITDA margin was 57.4%. At the end of September 2012, Timor Telecom reached 633 thousand mobile customers. Data revenues accounted for 17.6% of mobile service revenues. In 9M12, Timor Telecom launched new pricing plans with more competitive tariffs and several voice and data stimulation campaigns, with positive results on usage levels and revenue generation and also strengthened its distribution network.

Consolidated financial statements

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT

NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2012 AND 2011

Euro

			9M11 Restated		3Q11 Restated
	Notes	9M12	(Note 2)	3Q12	(Note 2)
REVENUES
Services rendered		4,686,505,503	4,222,054,643	1,526,749,864	1,674,140,159
Sales		137,268,563	95,675,178	58,993,796	36,866,114
Other revenues		160,145,430	98,087,941	53,479,731	36,012,141
	5	4,983,919,496	4,415,817,762	1,639,223,391	1,747,018,414
COSTS, LOSSES AND (INCOME)
Wages and salaries		831,128,152	743,321,416	264,942,982	283,960,889
Direct costs		828,308,367	716,154,377	267,959,049	299,250,904
Commercial costs		413,404,245	351,407,150	148,624,618	140,650,576
Supplies, external services and other expenses		907,627,426	721,044,844	297,195,274	258,776,696
Indirect taxes		180,218,916	121,400,649	57,546,617	55,870,785
Provisions and adjustments		94,407,308	108,448,283	15,182,075	54,268,529
Depreciation and amortisation	12	1,037,685,982	944,069,371	354,249,478	364,630,075
Post retirement benefits costs	6	42,693,945	40,637,318	13,887,204	14,257,047
Curtailment costs	6	1,945,194	6,337,564	1,086,410	765,172
Losses (gains) on disposal of fixed assets, net		2,061,635	(42,943)	(45,309)	89,808
Other costs (gains), net	7	(8,860,573)	18,013,071	8,333,120	10,926,291
		4,330,620,597	3,770,791,100	1,428,961,518	1,483,446,772
Income before financial results and taxes		653,298,899	645,026,662	210,261,873	263,571,642
FINANCIAL LOSSES AND (GAINS)
Net interest expenses	8	368,620,347	199,426,072	132,662,481	118,170,429
Equity in earnings of associated companies, net	5	(160,425,411)	(169,098,713)	(64,836,102)	(46,599,246)
Net other financial losses	9	68,802,574	86,543,057	21,652,920	17,070,168
		276,997,510	116,870,416	89,479,299	88,641,351
Income before taxes		376,301,389	528,156,246	120,782,574	174,930,291
Income taxes	10	115,740,456	143,871,776	27,091,327	47,692,190
NET INCOME		260,560,933	384,284,470	93,691,247	127,238,101
Attributable to non-controlling interests		71,672,543	82,796,650	30,035,682	37,795,328
Attributable to equity holders of the parent	11	188,888,390	301,487,820	63,655,565	89,442,773

Earnings per share
Basic	11	0.22	0.35	0.07	0.10
Diluted	11	0.22	0.34	0.07	0.10

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

NINE AND THREE MONTH PERIODS ENDED 30 SEPTEMBER 2012 AND 2011

Euro

			9M11 Restated		3Q11 Restated
	Notes	9M12	(Note 2)	3Q12	(Note 2)
Income (expenses) recognised directly in shareholders’ equity
Foreign currency translation adjustments
Translation of foreign operations (i)		(324,913,774)	(466,265,947)	(81,436,765)	(438,084,355)
Transfers to profit and loss (ii)		—	(37,794,036)	—	—
Post retirement benefits
Net actuarial gains (losses)	6	(2,175,771)	(32,971,620)	13,394,484	(32,195,584)
Tax effect	10	543,943	8,242,905	(3,348,621)	8,048,896
Hedge accounting of financial instruments
Change in fair value		14,233,319	(3,316,449)	12,656,761	(4,942,904)
Transfers to profit and loss		4,883,297	98,411	267,009	32,805
Tax effect		(6,176,743)	852,780	(4,389,559)	1,301,176
Other expenses recognised directly in shareholders’ equity, net (iii)		(14,490,067)	(11,830,527)	(13,006,773)	3,023,689
		(328,095,796)	(542,984,483)	(75,863,464)	(462,816,277)
Income recognised in the income statement		260,560,933	384,284,470	93,691,247	127,238,101
Total income recognised		(67,534,863)	(158,700,013)	17,827,783	(335,578,176)
Attributable to non-controlling interests		15,928,293	6,942,764	11,971,258	(31,062,227)
Attributable to equity holders of the parent		(83,463,156)	(165,642,777)	5,856,525	(304,515,949)

(i)

Losses recorded in the nine and three month periods ended 30 September 2012 and 2011 relate mainly to the impact of the depreciation of the Brazilian Real against the Euro on Portugal Telecom’s investments in Oi and Contax.

(ii)

In 2011, this caption corresponds to the cumulative amount of foreign currency translation adjustments relating to the investment in UOL that was reclassified to profit and loss (Note 5) upon the completion of the disposal of this investment in January 2011.

(iii)

In the nine month periods ended 30 September 2012 and 2011, this caption includes costs of Euro 6 million and Euro 10 million, respectively, both related to the tax effect on dividends received by Portugal Telecom under equity swap contracts over own shares and received by Telemar Norte Leste regarding its investment in Portugal Telecom.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

NINE MONTH PERIODS ENDED 30 SEPTEMBER 2012 AND 2011

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	693,283,402	3,836,598,153	4,392,448,562	216,696,573	4,609,145,135
Dividends (Notes 11 and 15.l)	—	—	—	—	—	(1,117,987,321)	(1,117,987,321)	(50,724,835)	(1,168,712,156)
Change in the consolidation perimeter	—	—	—	—	—	—	—	709,690,052	709,690,052
Portugal Telecom’s shares acquired by Oi	—	(148,311,037)	—	—	—	—	(148,311,037)	—	(148,311,037)
Share distribution and redemption of Brasil Telecom shares (Note 1)	—	—	—	—	—	—	—	(86,347,388)	(86,347,388)
Acquisitions, disposals and share capital increases	—	—	—	—	—	—	—	4,476,362	4,476,362
Realization of revaluation reserve	—	—	—	—	(32,171,440)	32,171,440	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(467,130,597)	(467,130,597)	(75,853,886)	(542,984,483)
Income recognized in the income statement (restated)	—	—	—	—	—	301,487,820	301,487,820	82,796,650	384,284,470
Balance as at 30 September 2011 (restated)	26,895,375	(326,382,864)	6,773,139	6,970,320	661,111,962	2,585,139,495	2,960,507,427	800,733,528	3,761,240,955

Euro

				Reserve for		Other reserves	Equity excluding
	Share	Treasury	Legal	treasury	Revaluation	and accumulated	non-controlling	Non-controlling	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2011	26,895,375	(326,382,864)	6,773,139	6,970,320	556,543,594	2,557,270,220	2,828,069,784	914,102,973	3,742,172,757
Dividends (Notes 11 and 15.l)	—	—	—	—	—	(371,937,439)	(371,937,439)	(65,562,557)	(437,499,996)
Acquisitions, disposals and share capital increases/decreases	—	—	—	—	—	—	—	(12,825,000)	(12,825,000)
Corporate reestructuring at Oi (Note 1)	—	12,060,381	—	—	—	49,235,831	61,296,212	(271,876,616)	(210,580,404)
Portugal Telecom’s shares acquired by Oi (Note 15.m)	—	(23,198,433)	—	—	—	—	(23,198,433)	—	(23,198,433)
Realization of revaluation reserve	—	—	—	—	(22,386,773)	22,386,773	—	—	—
Income (expenses) recognized directly in equity	—	—	—	—	—	(272,351,546)	(272,351,546)	(55,744,250)	(328,095,796)
Income recognized in the income statement	—	—	—	—	—	188,888,390	188,888,390	71,672,543	260,560,933
Balance as at 30 September 2012	26,895,375	(337,520,916)	6,773,139	6,970,320	534,156,821	2,173,492,229	2,410,766,968	579,767,093	2,990,534,061

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 SEPTEMBER 2012 AND 31 DECEMBER 2011

Euro

			31 Dec 2011
	Notes	30 Sep 2012	Restated (Note 2)
ASSETS
Current Assets
Cash and cash equivalents		2,605,465,191	4,930,012,396
Short-term investments		881,966,920	738,112,198
Accounts receivable - trade		1,516,958,302	1,580,334,752
Accounts receivable - other		332,256,666	332,635,396
Inventories		165,015,970	133,506,967
Taxes receivable		404,464,664	374,500,400
Prepaid expenses		116,596,993	73,584,328
Judicial deposits		218,259,910	229,321,275
Other current assets		10,857,057	41,028,329
Total current assets		6,251,841,673	8,433,036,041
Non-Current Assets
Accounts receivable		24,237,093	23,321,001
Taxes receivable		65,102,360	56,406,992
Financial investments		683,018,776	556,329,005
Intangible assets	12	5,174,330,120	5,629,798,917
Tangible assets	12	6,003,673,796	6,228,622,568
Post retirement benefits	6	13,776,040	13,620,935
Deferred taxes	10	1,218,485,476	1,247,784,040
Judicial deposits		948,766,423	854,761,888
Other non-current assets		34,962,628	132,710,054
Total non-current assets		14,166,352,712	14,743,355,400
Total assets		20,418,194,385	23,176,391,441
LIABILITIES
Current Liabilities
Short-term debt	13	2,625,263,084	3,291,558,305
Accounts payable		1,098,184,023	1,244,239,461
Accrued expenses		839,540,539	922,779,134
Deferred income		280,491,645	299,352,137
Taxes payable		443,801,557	411,776,877
Provisions		289,897,978	312,159,078
Other current liabilities	14	80,224,429	359,660,738
Total current liabilities		5,657,403,255	6,841,525,730
Non-Current Liabilities
Medium and long-term debt	13	8,626,702,871	8,989,400,331
Accounts payable		149,133,534	201,956,296
Taxes payable		317,192,850	314,374,825
Provisions		563,050,660	628,849,066
Post retirement benefits	6	901,116,756	1,004,065,628
Deferred taxes	10	953,816,573	1,052,457,228
Other non-current liabilities	14	259,243,825	401,589,580
Total non-current liabilities		11,770,257,069	12,592,692,954
Total liabilities		17,427,660,324	19,434,218,684
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375
Treasury shares		(337,520,916)	(326,382,864)
Legal reserve		6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320
Revaluation reserve		534,156,821	556,543,594
Other reserves and accumulated earnings		2,173,492,229	2,557,270,220
Equity excluding non-controlling interests		2,410,766,968	2,828,069,784
Non-controlling interests		579,767,093	914,102,973
Total equity		2,990,534,061	3,742,172,757
Total liabilities and shareholders’ equity		20,418,194,385	23,176,391,441

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

NINE MONTH PERIODS ENDED 30 SEPTEMBER 2012 AND 2011

Euro

	Notes	9M12	9M11

OPERATING ACTIVITIES (Note 15.a)
Collections from clients		6,310,397,966	5,446,603,472
Payments to suppliers		(2,687,179,473)	(2,193,808,568)
Payments to employees		(820,195,335)	(746,419,877)
Payments relating to income taxes	15.b	(133,790,441)	(119,397,318)
Payments relating to post retirement benefits, net	6	(148,514,815)	(148,645,463)
Payments relating to indirect taxes and other	15.c	(1,358,960,064)	(964,108,432)
Cash flows from operating activities (1)		1,161,757,838	1,274,223,814

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications	15.d	476,797,569	84,162,241
Financial investments	15.e	2,531,616	170,496,269
Tangible and intangible assets		4,615,740	3,778,543
Interest and related income	15.f	162,918,309	247,921,023
Dividends	15.g	57,379,086	146,949,883
Other investing activities	15.h	1,109,665	44,604,303
		705,351,985	697,912,262
Payments resulting from:
Short-term financial applications	15.d	(619,102,852)	(213,805,349)
Financial investments	15.i	(106,381)	(2,267,219,583)
Tangible and intangible assets	15.j	(1,166,130,928)	(877,102,712)
Other investing activities	15.i	(2,732,846)	(31,378,084)
		(1,788,073,007)	(3,389,505,728)
Cash flows from investing activities (2)		(1,082,721,022)	(2,691,593,466)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	15.k	3,900,157,485	5,326,583,616
Subsidies		1,467,753	726,972
Other financing activities		—	855,205
		3,901,625,238	5,328,165,793
Payments resulting from:
Loans repaid	15.k	(4,744,489,108)	(3,606,285,886)
Interest and related expenses	15.f	(551,057,517)	(433,508,613)
Dividends	15.l	(630,284,446)	(1,189,188,769)
Acquisition of treasury shares	15.m	(23,198,433)	(86,819,821)
Other financing activities	15.n	(318,101,680)	(47,368,837)
		(6,267,131,184)	(5,363,171,926)
Cash flows from financing activities (3)		(2,365,505,946)	(35,006,133)

Cash and cash equivalents at the beginning of the period		4,930,012,396	4,764,732,734
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(2,286,469,130)	(1,452,375,785)
Effect of exchange differences		(38,078,075)	(105,866,066)
Cash and cash equivalents of non-current assets held for sale		—	(2,973,018)
Cash and cash equivalents at the end of the period		2,605,465,191	3,203,517,865

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements as at 30 September 2012

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal, Brazil and other countries in Africa and Asia. These services have not significantly changed during the nine months period ended 30 September 2012, as compared to those reported in Portugal Telecom’s last annual report.

On 27 February 2012, the general meetings of Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”), Coari Participações (“Coari”) and Brasil Telecom S.A. (“Brasil Telecom”) approved a corporate reorganization of the Oi Group (the “Corporate Reorganization”), following which the previous corporate structure composed by TNL, Telemar, Coari and Brasil Telecom was integrated in Brasil Telecom, which was renamed Oi S.A. and remained the only listed company of the group in Brazilian and US capital markets. This Corporate Reorganization consisted of:

•             The share exchange of newly issued shares of Coari for currently outstanding shares issued by Telemar, resulting in Telemar becoming a wholly-owned subsidiary of Coari;

•             The merger of Coari into Brasil Telecom, with Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom;

•             The merger of TNL into Brasil Telecom, with TNL ceasing to exist; and

•             The distribution of redeemable shares of Brasil Telecom exclusively to holders of Brasil Telecom prior to the merger, with cash redemption of such shares to be made immediately after their issuance for an amount of R$1,502 million, which was reflected in the computation of the exchange ratios considered in the mergers mentioned above. Taking into consideration the commitment underlying these operations, Brasil Telecom recognized in 2011 this amount payable to its shareholders, including R$740 million payable to its former controlling shareholder Coari Participações (49.3%), which was fully owned by Telemar, and R$762 million payable to the former non-controlling interests. Consequently, Portugal Telecom proportionally consolidated the liability related to non-controlling interests amounting to Euro 86 million as at the date of the deliberation, which was included under the caption “Other current liabilities” (Note 14). On 9 April 2012, Oi, S.A. paid the amount due to its former non-controlling shareholders.

As a result of the approval of this Corporate Reorganization and following the one month period ended on 29 March 2012 during which shareholders entitled to such were allowed to exercise their withdrawal rights, the interests held directly in Oi S.A. (former Brasil Telecom) by companies consolidated in Portugal Telecom’s financial statements, following the completion of the Corporate Reorganization, were as follows : (1) Telemar Participações had a 17.70% stake and remained the controlling shareholder of the Oi Group, with 56.43% of the voting rights of Oi, S.A; (2) Portugal Telecom had a 15.54% stake, through its wholly-owned subsidiary Bratel Brasil, S.A.; and (3) AG Telecom Participações, S.A. and LF Tel, S.A. had a stake of 4.54% each. Accordingly, the new economic interest held by Portugal Telecom in the Oi Group, which currently includes 100% of Telemar and Brasil Telecom and prior to the reorganization included 100% of Telemar and 49.3% of Brasil Telecom, decreased from the

25.31% direct and indirect interest previously held in Telemar to a 23.25% direct and indirect interest in Oi, S.A. following the completion of the Corporate Reorganization. Portugal Telecom’s interest in Telemar Participações (25.62%) did not change as a result of this transaction and therefore Portugal Telecom still proportionally consolidates the Oi Group based on this percentage.

On 9 April 2012, in connection with the Corporate Reorganization explained above, Oi S.A. paid a total consideration of R$ 2,000 million (Note 15.n) related to the exercise of withdrawal rights by shareholders that required it. Also on 9 April 2012, in relation to the above mentioned distribution of redeemable shares of Brasil Telecom, Oi, S.A. paid to its former non-controlling shareholders prior to the mergers a total amount of R$ 762 million (Note 15.n), which is included in Portugal Telecom’s Consolidated Statement of Financial Position as at 31 December 2011 under the caption “Other current liabilities”.

In connection with the Corporate Reorganization mentioned above, Portugal Telecom recorded a gain directly in shareholders’ equity (before non-controlling interests) amounting to Euro 61 million, which reflects (1) a gain of Euro 252 million corresponding to the reduction of the carrying value of non-controlling interests, primarily explained by a higher difference between the fair value and the carrying value of Telemar, as compared to that same difference applicable to Brasil Telecom, and (2) a loss of Euro 191 million corresponding to the amount of R$ 2.0 billion paid by Oi regarding the exercise of withdrawal rights (Euro 211 million), net of the corresponding effect on non-controlling interests (Euro 19 million). Since this restructuring did not involve the acquisition or a loss of control of any of the companies involved in the restructuring process, as Telemar Participações remained the controlling shareholder and Portugal Telecom maintained its joint control over the Oi Group, this transaction was accounted for as an equity transaction, with the reduction of non-controlling interests being recorded as a gain directly in equity.

Notwithstanding the Corporate Reorganization of the Oi Group, Portugal Telecom’s Consolidated Statements of Income, Comprehensive Income and Cash Flows for the nine months period ended 30 September 2012 include the results and cash flows of all Oi Companies since 1 January 2012.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 29 November 2012.

2.                  Basis of presentation

The consolidated financial statements of Portugal Telecom have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and include all interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) approved by the European Union.

These consolidated financial statements have been presented in accordance with International Accounting Standard 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2011. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

Changes in the consolidation perimeter

During the nine months period ended 30 September 2012, there were no relevant changes in the consolidation perimeter.

On 28 March 2011, Portugal Telecom concluded the acquisition process of its investments in Oi and Contax and entered into the agreements with its controlling shareholders for a total cash consideration of Euro 3,728 million, following which Portugal Telecom proportionally consolidated its assets and liabilities as from 31 March 2011 and its earnings as from 1 April 2011. Accordingly, the Consolidated Income Statement and Statement of Cash Flows for the nine months period ended 30 September 2012 are not entirely comparable to the financial statements for the same period of last year, as the earnings and cash flows from Oi and Contax were not proportionally consolidated in the three months period ended 31 March 2011.

For a better understanding of the changes in the Consolidated Income Statement, which in 2012 includes the contribution of Oi, Contax and its controlling shareholders since 1 January while in 2011 includes that contribution only as from 1 April, the table below provides a summary of the contribution of Oi, Contax and its controlling shareholders for Portugal Telecom’s net income attributable to equity holders of the parent in the three months period ended 31 March 2012:

Income Statement (i)	Euro million

REVENUES	936
COSTS, EXPENSES AND LOSSES
Wages and salaries	188
Direct costs	177
Commercial costs	39
Supplies, external services and other expenses	201
Indirect taxes	52
Provisions and adjustments	37
Depreciation and amortisation (Note 12)	161
Post retirement benefits, net	1
Other costs, net	5
Income before financial results and taxes	74
Net interest expenses (Note 8)	66
Net other financial expenses (Note 9)	15
Income (loss) before taxes	(7)
Income taxes (Note 10)	(13)
Net income (loss) (before non-controlling interests)	6
Income attributable to non-controlling interests	3
Net loss attributable to equity holders of Portugal Telecom	2

(i)        Although the 31 March 2012 statutory financial statements of Oi, S.A. include three months of the former Brasil Telecom (now Oi, S.A.) and only one month of Telemar and TNL as from 1 March 2012 (the date these companies were merged into the new Oi, S.A.), following the approval of the Corporate Reorganization on 27 February 2012, the Income Statement for the three months period ended 31 March 2012 presented in the table above includes the results of all Oi Companies since 1 January 2012.  This Income Statement also includes the results of Contax and the controlling shareholders. In addition, the financial statements of Oi and Contax were adjusted in order to comply with Portugal Telecom’s accounting policies, estimates and criteria, including the amortization of intangible assets recognized under the purchase price allocation.

Completion of the purchase price allocation of the investments in Oi and Contax

As mentioned in Portugal Telecom’s 2011 annual report, following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, Portugal Telecom obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, the Company restated its Consolidated Statement of Financial Position as of that date, in order to reflect those changes as if they had been recognized on the acquisition date. Portugal Telecom has concluded the assessment of contingent liabilities and recognised a total amount of Euro 233 million related to the fair value of contingent liabilities regarding contractual obligations and civil, labor and tax proceedings.

The impacts of the above mentioned restatement made to the Consolidated Statement of Financial Position as at 31 December 2011 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2011	Euro

	Statement reflecting	Impacts of the changes	Restated statement
	the preliminary	to the preliminary	reflecting the final
	purchase price allocation	purchase price allocation	purchase price allocation
ASSETS
Current Assets	8,433,036,041	—	8,433,036,041
Non-Current Assets
Intangible assets	5,424,100,459	205,698,458	5,629,798,917
Tangible assets	6,228,622,568	—	6,228,622,568
Deferred taxes	1,220,882,009	26,902,031	1,247,784,040
Other non-current assets	1,637,149,875	—	1,637,149,875
Total non-current assets	14,510,754,911	232,600,489	14,743,355,400
Total assets	22,943,790,952	232,600,489	23,176,391,441
LIABILITIES
Current Liabilities
Provisions	282,487,720	29,671,358	312,159,078
Other current liabilities	6,529,366,652	—	6,529,366,652
Total current liabilities	6,811,854,372	29,671,358	6,841,525,730
Non-Current Liabilities
Provisions	579,396,803	49,452,263	628,849,066
Other non-current liabilities	247,479,376	154,110,204	401,589,580
Other	11,562,254,308	—	11,562,254,308
Total non-current liabilities	12,389,130,487	203,562,467	12,592,692,954
Total liabilities	19,200,984,859	233,233,825	19,434,218,684
SHAREHOLDERS’ EQUITY
Equity excluding non-controlling interests	2,828,069,784	—	2,828,069,784
Non-controlling interests	914,736,309	(633,336)	914,102,973
Total equity	3,742,806,093	(633,336)	3,742,172,757
Total liabilities and shareholders’ equity	22,943,790,952	232,600,489	23,176,391,441

The impacts of the restatement detailed in the table above resulted in an increase of the goodwill related to the acquisition of the investments in Oi and Contax by Euro 206 million as at 31 December 2011, from a total Euro 846 million that was recorded on a preliminary basis as of that date and included in the 2011 annual report. Considering the exchange rate prevailing as of the acquisition date, on 28 March 2011, the preliminary goodwill of Euro 904 million, reported in the 2011 annual report, was increased by Euro 220 million to a total revised goodwill of Euro 1,123 million related to the acquisition of the investments in Oi and Contax for a total cash consideration of Euro 3,728 million.

Prior to the initial purchase price allocation of the investments in Oi and Contax that was recorded as at 31 December 2011, the Company, on a preliminary basis, allocated to goodwill the entire difference between the purchase price and the carrying value of net assets acquired. Consequently, as a result of the purchase price allocation initially recorded at 2011 year end, Portugal Telecom restated its Consolidated Income Statements for the nine and three month periods ended 30 September 2011, in order to reflect the amortization of the intangible assets recognized under the purchase price allocation as if they had been recognized on acquisition date. The impacts of this restatement are as follows:

CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2011	Euro

	Statement prior to the	Impacts of the	Restated statement
	initial purchase	initial purchase	reflecting the initial
	price allocation	price allocation	purchase price allocation

Total revenues	4,415,817,762	—	4,415,817,762
Costs, losses and (income)
Depreciation and amortisation	913,998,536	30,070,835	944,069,371
Other operating expenses, net	2,826,721,729	—	2,826,721,729
Income before financial results and taxes	675,097,497	(30,070,835)	645,026,662
Financial results	(116,870,416)	—	(116,870,416)
Income taxes	(155,088,583)	11,216,807	(143,871,776)
Net income	403,138,498	(18,854,028)	384,284,470
Attributable to non-controlling interests	69,667,004	13,129,646	82,796,650
Attributable to equity holders of the parent	333,471,494	(31,983,674)	301,487,820
Earnings per share attributable to the equity holders of the parent
Basic	0.39	(0.04)	0.35
Diluted	0.38	(0.03)	0.34

CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS PERIOD ENDED 30 SEPTEMBER 2011	Euro

	Statement prior to the	Impacts of the	Restated statement
	initial purchase	initial purchase	reflecting the initial
	price allocation	price allocation	purchase price allocation

Total revenues	1,747,018,414	—	1,747,018,414
Costs, losses and (income)
Depreciation and amortisation	349,564,062	15,066,013	364,630,075
Other operating expenses, net	1,118,816,697	—	1,118,816,697
Income before financial results and taxes	278,637,655	(15,066,013)	263,571,642
Financial results	(88,641,351)	—	(88,641,351)
Income taxes	(53,309,631)	5,617,441	(47,692,190)
Net income	136,686,673	(9,448,572)	127,238,101
Attributable to non-controlling interests	31,079,840	6,715,488	37,795,328
Attributable to equity holders of the parent	105,606,833	(16,164,060)	89,442,773
Earnings per share attributable to the equity holders of the parent
Basic	0.12	(0.02)	0.10
Diluted	0.12	(0.02)	0.10

3.                  Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in these interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements.

During the nine months period ended 30 September 2012, the following standards, revised standards or interpretations adopted by the European Union became effective, although their adoption had no impact in Portugal Telecom’s consolidated financial statements:

•             Changes to IFRS 7 Financial Instruments

In 2012, the IASB issued the following standards, revised standards or interpretations that were not yet adopted by the European Union and its mandatory adoption date set by the IASB occurs only in subsequent years:

•             On 13 March 2012, the IASB issued amendments to IFRS 1 First Time Adoption of IFRS that relate to loans obtained from government entities at a below market interest rate, giving first-time adopters of IFRSs relief from full retrospective application of IFRSs when accounting for these loans on transition. These amendments are not applicable to Portugal Telecom;

•             On 28 June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). These amendments clarify the transition guidance in IFRS 10 Consolidated Financial Statements and also provide additional transition relief in IFRS 10, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, these amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied; and

•             On 31 October 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27, which apply to a particular class of business that qualify as investment entities. The IASB uses the term ‘investment entity’ to refer to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. An investment entity must also evaluate the performance of its investments on a fair value basis. Such entities could include private equity organisations, venture capital organisations, pension funds, sovereign wealth funds and other investment funds. These amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. These amendments are effective as from 1 January 2014.

In previous years, the IASB issued the following standards, revised standards or interpretations that were not yet adopted by the European Union, the mandatory adoption date of which set by the IASB occurs in subsequent years for most of these standards, although for some of these standards the mandatory adoption date have occurred in 2012 or in previous years but in such situations those standards have no impact in Portugal Telecom’s financial statements:

•             Amendments to IFRS 1 First-time Adoption of IFRS issued in December 2010;

•             Amendments to IAS 12 Income Taxes issued in December 2010;

•             IFRS 9 Financial Instruments Measurement issued in May 2011;

•             IFRS 10 Consolidated Financial Statements issued in May 2011;

•             IFRS 11 Joint Arrangements issued in May 2011;

•             IFRS 12 Disclosure of Interests in Other Entities issued in May 2011;

•             IFRS 13 Fair Value Measurement issued in May 2011;

•             Amendments to IAS 27 Consolidated and Separate Financial Statements and to IAS 28 Investments in Associates issued in May 2011;

•             Amendments to IAS 32 Financial Instruments: Presentation issued in December 2011; and

•             Amendments to IFRS 7 Financial Instruments: Disclosures issued in December 2011.

The following standards, revised standards or interpretations were issued by the IASB in previous years and have already been adopted by the European Union but its mandatory application date occurs only in subsequent years:

•             Amendments to IAS 1 Presentation of Financial Statements issued in June 2011; and

•             Amendments to IAS 19 Employee Benefits issued in June 2011.

4.                  Exchange rates

As at 30 September 2012 and 31 December 2011, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.6232 and 2.4159 Brazilian Reais to the Euro, respectively. During the nine month periods ended 30 September 2012 and 2011, the income and cash flow statements of subsidiaries and jointly controlled entities expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.4555 and 2.2942 Brazilian Reais to the Euro, respectively.

5.                  Segment reporting

The identification and presentation of the operating segments, which is consistent with the segments presented on the annual financial statements as at 31 December 2011, is as follows: (i) Telecommunications in Portugal; and (ii) Telecommunications in Brazil - Oi. There is no difference between operating and reportable segments.

In the nine and three month periods ended 30 September 2012 and 2011, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

	9M12			9M11
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	2,040,243,252	(17,983,953)	2,022,259,299	2,173,602,149	(17,092,067)	2,156,510,082
Telecommunications in Brazil - Oi (ii)	2,295,509,273	(3,329,335)	2,292,179,938	1,633,713,628	(2,200,648)	1,631,512,980
Revenues relating to other businesses (iii)	1,153,425,093	(483,944,834)	669,480,259	1,077,219,510	(449,424,810)	627,794,700
Group consolidated revenues			4,983,919,496			4,415,817,762

Euro

	3Q12			3Q11
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Telecommunications in Portugal (i)	681,788,783	(6,243,221)	675,545,562	731,008,804	(7,213,977)	723,794,827
Telecommunications in Brazil - Oi (ii)	753,443,309	(1,356,948)	752,086,361	801,442,855	(1,096,111)	800,346,744
Revenues relating to other businesses (iii)	385,314,201	(173,722,733)	211,591,468	379,261,044	(156,384,201)	222,876,843
Group consolidated revenues			1,639,223,391			1,747,018,414

(i)

The reduction in standalone revenues from telecommunications in Portugal in the nine and three month periods ended 30 September 2012 (Euro 133 million and Euro 49 million, respectively), as compared to the same periods of last year, is primarily explained by: (1) lower revenues driven by the Enterprise customer segment (Euro 66 million and Euro 20 million, respectively), impacted by pricing and consumption pressure on both SME and large companies, significant cut back on the public administration and postponement of investment decisions by large corporate customers; (2) revenue decline in the Personal customer segment (Euro 58 million and Euro 22 million, respectively), as a result of lower customer revenues (Euro 43 million and Euro 18 million, respectively) reflecting challenging economic conditions and pricing pressure, lower interconnection revenues (Euro 14 million and Euro 5 million, respectively), following the negative impact of the decline in Mobile Termination Rates (“MTRs”), and lower sales; and (3) a reduction in revenues from wholesale and other businesses (Euro 33 million and Euro 14 million, respectively), as a result of lower accesses and traffic revenues, a decline in public phones and lower revenues from the directories business (Euro 9 million and Euro 3 million, respectively). These effects were partially offset by an increase in revenues from the Residential customer segment (Euro 24 million and Euro 7 million, respectively), mainly related to Pay-TV and broadband revenues, which are underpinned by the solid performance of Meo’s double and triple play offers.

(ii)

The increase in this caption reflects primarily the impact of the proportional consolidation of Oi in the first quarter of 2012 (Euro 788 million), as this business was proportionally consolidated only as from 1 April 2011 (Note 2), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 154 million). Adjusting for these effects, the increase in revenues amounting to Euro 27 million reflects an increase in sales and other operating revenues (Euro 63 million), partially offset by a decrease in services rendered (Euro 36 million). The reduction in services rendered is primarily explained by lower fixed voice revenues that more than compensated the increase in personal mobility revenue.

(iii)

The increase in the contribution of other businesses to consolidated revenues reflects the impact of the proportional consolidation of Contax in the first quarter of 2012 (Euro 148 million), which was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in the first half of 2011 (Euro 134 million), as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of Portugal Telecom’s interest in this business for an additional stake in Contax. Excluding the impact of these changes in the consolidation perimeter, the contribution of other businesses to consolidated revenues increased by Euro 27 million, reflecting the improved performance at certain international operations, namely Cabo Verde Telecom and MTC, in Namibia.

In the nine and three month periods ended 30 September 2012 and 2011, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

	9M12	9M11	3Q12	3Q11
Income before financial results and taxes relating to operating segments:
Telecommunications in Portugal (i)	389,444,771	422,177,145	109,639,058	141,466,247
Telecommunications in Brazil - Oi (ii)	238,166,601	208,117,823	86,236,016	105,181,969
Income before financial results and taxes relating to other businesses (iii)	25,687,527	14,731,694	14,386,799	16,923,426
Income before financial results and taxes	653,298,899	645,026,662	210,261,873	263,571,642
Financial gains and (losses):
Net interest expenses (Note 8)	(368,620,347)	(199,426,072)	(132,662,481)	(118,170,429)
Equity in earnings of associated companies, net (iv)	160,425,411	169,098,713	64,836,102	46,599,246
Net other financial losses (Note 9)	(68,802,574)	(86,543,057)	(21,652,920)	(17,070,168)
Income taxes (Note 10)	(115,740,456)	(143,871,776)	(27,091,327)	(47,692,190)
Net income	260,560,933	384,284,470	93,691,247	127,238,101

(i)

The reduction in this caption in the nine months period ended 30 September 2012, as compared to the same period of last year, is primarily explained by lower net service revenues (service revenues minus direct costs), which more than offset the following effects: (1) a decrease in supplies and external services explained primarily by the cost cutting policy implemented at Portuguese operations and by a reduction in maintenance and repair expenses following the rollout of Portugal Telecom’s FTTH network; (2) lower depreciation and amortization expenses, primarily explained by the swap of TMN’s 2G equipment to LTE (4G) enabled equipment, following which TMN accelerated the depreciation of 2G equipments in the first half of 2011 up to 30 June (Note 12); (3) a reduction in wages and salaries, as a result of the focus on cost cutting, including lower variable and overtime remunerations, higher efficiency levels in certain internal processes, and lower personnel costs as a result of the restructuring plan implemented in the end of 2011; and (4) a gain recorded in the second quarter of 2012 under the caption “Other costs (gains), net” corresponding to an estimated net compensation receivable from the Portuguese State for prior years costs supported by PT Comunicações with the universal service obligation under the Concession Agreement (Note 7).

(ii)

As mentioned in Note 2, the results of Oi were proportionally consolidated as from 1 April 2011, which explains the increase in this caption in the nine months period ended 30 September 2012 compared to the same period of last year, partially offset by the impact of the depreciation of the Brazilian Real against the Euro. Excluding these effects, Oi’s contribution to consolidated income before financial results and taxes would have decreased, primarily as a result of:  (1) an increase in supplies and external services, mostly due to higher costs related to higher capillary of distribution channels; (2) higher personnel costs as a result of increased staff levels and organisational restructuring, including new region commercial structures in order to improve regional operational performance; and also (3) a gain recorded in the third quarter of 2011 related to the recognition of a reimbursement to be received from Sistel regarding the surplus of a post retirement benefits plan.

(iii)

The increase in this caption reflects primarily the impact of the proportional consolidation of Contax in the first quarter of 2012 and also losses recorded by the Dedic/GPTI business in the first half of 2011.

(iv)

In the nine months period ended 30 September 2011, this caption includes a gain of Euro 38 million recorded in the first quarter related to the completion of the disposal of the investment in UOL, for a total amount of Euro 155.5 million (Note 15.e). Adjusting for this effect, equity in earnings of associated companies would have increased from Euro 131 million to Euro 160 million in the nine months period ended 30 September 2012, reflecting primarily the improvement in earnings of Unitel and CTM.

In the nine and three month periods ended 30 September 2012 and 2011, capital expenditures by operating segment and their reconciliation to the consolidated capital expenditures are as follows (Note 12):

Euro

	9M12	9M11	3Q12	3Q11
Telecommunications in Portugal	370,441,555	400,488,943	132,062,590	149,605,882
Telecommunications in Brazil - Oi (i)	423,464,075	223,178,934	205,834,943	106,545,274
Other businesses	96,274,278	80,100,379	30,160,452	29,632,704
	890,179,908	703,768,256	368,057,985	285,783,860

(i)        This caption excludes the investment made by Oi in the second quarter of 2012 for the acquisition of 4G licenses for a total amount of R$ 400 million, equivalent to Euro 42 million proportionally consolidated in Portugal Telecom’s financial statements.

The change in capital expenditures in the nine and three month periods ended 30 September 2012, as compared to the same periods of last year, reflects primarily the following effects:

•             A reduction in capital expenditures of Portuguese operations, reflecting: (1) lower costumer related capital expenditures, mainly due to lower unitary equipment costs, lower net additions of costumers and lower churn across the pay-tv and broadband services, and (2) lower infrastructure capital expenditures, explained by the strong investments made during the 2008-2011 period in the development of the FTTH network, the modernization of the 2G network and the reinforcement of 3G and 3.5G networks in terms of capacity and coverage, and notwithstanding the investments in the development of the 4G LTE network in 2012. Capital expenditures in the Portuguese telecommunications businesses have been directed towards investments in future proof technologies, namely FTTH, including the coverage of mobile base stations with fibre, and 4G/LTE;

•             An increase in the contribution of Oi to consolidated capital expenditures, which stood at Euro 423 million in the nine months period ended 30 September 2012, compared to a contribution of Euro 223 million to consolidated capital expenditures in the nine months period ended 30 September 2011, an increase of Euro 200 million reflecting primarily the effect of the proportional consolidation in the first quarter of 2012 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 29 million). Adjusting for these effects, Oi’s contribution to consolidated capital expenditures would have increased by Euro 108 million mainly due to the investments in expanding broadband and 3G coverage during 2012; and

•             An increase in capital expenditures of other businesses (Euro 16 million), reflecting primarily the impact of the proportional consolidation of Contax in the first quarter of 2012 (Euro 5 million) and also higher capital expenditures at MTC (Euro 18 million), mainly due to investments in the African submarine cable and in 4G, and at Cabo Verde Telecom (Euro 5 million). These effects were partially offset by capital expenditures from the Dedic/GPTI business in the first half of 2011, as this business was fully consolidated until 30 June 2011 and then integrated in Contax.

6.                  Post retirement benefits

As at 30 September 2012, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the nine and three month periods ended 30 September 2012 are based on the 31 December 2011 actuarial studies, adjusted only by curtailment costs incurred during that period.

As at 30 September 2012, the projected post retirement benefits obligations from Portuguese operations, which relate to pension complements and healthcare benefits, totalled Euro 471 million and the market value of assets under management amounted to Euro 372 million, as compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, Portugal Telecom had liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 722 million as at 30 September 2012, as compared to Euro 782 million as at 31 December 2011, which are not subject to any legal funding requirement. These salaries are paid on a monthly basis directly by Portugal Telecom to beneficiaries until retirement age. As at 30 September 2012, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 16 million and therefore net benefits obligations from Portuguese operations recorded in the Consolidated Statement of Financial Position amounted to Euro 837 million, as compared to Euro 929 million as at 31 December 2011. In addition, following the acquisition of the investment in Oi, concluded on 28 March 2011, Portugal Telecom proportionally consolidated net post retirement benefits obligations of that company, which amounted to Euro 51 million as at 30 September 2012 and Euro 62 million as at 31 December 2011.

During the nine month periods ended 30 September 2012 and 2011, the movements occurred in post retirement benefits obligations, net of the market value of plan assets and unrecognized prior year service gains, were as follows:

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	complements	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2011	27,625,872	118,572,052	782,498,256	928,696,180	61,354,018	394,495	61,748,513	990,444,693
Periodic post retirement benefits costs (gains)	(345,774)	3,203,477	19,307,452	22,165,155	3,828,571	29,543	3,858,114	26,023,269
Work force reduction costs	—	—	491,865	491,865	—	—	—	491,865
Net actuarial losses (gains)	(3,587,695)	(29,011,930)	34,775,396	2,175,771	—	—	—	2,175,771
Payments, contributions and reimbursements	(1,944,421)	379,369	(115,424,613)	(116,989,665)	(10,339,852)	(42)	(10,339,894)	(127,329,559)
Foreign currency translation adjustments	—	—	—	—	(4,432,276)	(33,047)	(4,465,323)	(4,465,323)
Balance as at 30 September 2012	21,747,982	93,142,968	721,648,356	836,539,306	50,410,461	390,949	50,801,410	887,340,716

Euro

	Portuguese operations				Oi
			Salaries to
	Pension		pre-retired and
	complements	Healthcare	suspended		Pension	Healthcare
	benefits	benefits	employees	Sub-total	benefits	benefits	Sub-total	Total
Balance as at 31 December 2010	25,772,632	16,767,576	924,324,397	966,864,605	—	—	—	966,864,605
Changes in the consolidation perimeter	—	—	—	—	52,083,050	406,094	52,489,144	52,489,144
Periodic post retirement benefits costs (gains)	(536,463)	(1,328,197)	23,539,309	21,674,649	3,257,715	21,325	3,279,040	24,953,689
Work force reduction costs	—	—	3,778,437	3,778,437	—	—	—	3,778,437
Net actuarial losses	7,956,834	25,014,786	—	32,971,620	—	—	—	32,971,620
Payments, contributions and reimbursements	(677,781)	(2,017,820)	(127,570,339)	(130,265,940)	(303,751)	(1,540)	(305,291)	(130,571,231)
Foreign currency translation adjustments	—	—	—	—	(4,424,623)	(34,224)	(4,458,847)	(4,458,847)
Balance as at 30 September 2011	32,515,222	38,436,345	824,071,804	895,023,371	50,612,391	391,655	51,004,046	946,027,417

Certain post retirement benefits plans that have a surplus position, for which an asset can be recorded as it is possible to obtain reimbursements for the excess financing of those plans, are presented in the Consolidated Statement of Financial Position separately from those plans with a deficit position. As at 30 September 2012 and 31 December 2011, net post retirement obligations were recognized in the Consolidated Statement of Financial Position as follows:

Euro

	30 Sep 2012	31 Dec 2011
Pension plans with a deficit position	85,934,483	102,600,825
Salaries to pre-retired and suspended employees	721,648,356	782,498,256
Healthcare plans with a deficit position	93,533,917	118,966,547
Plans with a deficit position	901,116,756	1,004,065,628
Pension plans with a surplus position	(13,776,040)	(13,620,935)
	887,340,716	990,444,693

The detail of post retirement benefits costs in the nine and three month periods ended 30 September 2012 and 2011 is as follows:

Euro

	9M12	9M11	3Q12	3Q11
Post retirement benefits costs
Portuguese operations
Periodic service cost	2,641,778	2,645,700	880,593	881,900
Interest cost	35,602,019	39,750,466	11,867,339	13,249,981
Expected return on plan assets	(14,938,817)	(19,579,748)	(4,979,605)	(6,526,582)
Amortization of prior years service gains	(1,139,825)	(1,141,769)	(379,942)	(380,591)
	22,165,155	21,674,649	7,388,385	7,224,708
Service cost related to liabilities transferred to the Portuguese State (i)	16,670,676	15,683,629	5,243,813	5,328,926
Sub-total	38,835,831	37,358,278	12,632,198	12,553,634
Oi
Periodic service cost	1,872,267	513,209	602,842	255,898
Interest cost	106,592,743	46,940,172	34,321,277	23,405,459
Expected return on plan assets	(185,874,505)	(69,094,848)	(59,848,758)	(34,452,294)
Amortization of prior years service gains	(287)	(103,901)	(92)	(51,807)
Effect of the limit on a defined benefit asset (ii)	81,267,896	25,024,408	26,179,737	12,546,157
Sub-total	3,858,114	3,279,040	1,255,006	1,703,413
Total post retirement benefits costs	42,693,945	40,637,318	13,887,204	14,257,047

Work force reduction costs
Curtailment cost	491,865	3,778,437	29,908	29,280
Termination payments	1,453,329	2,559,127	1,056,502	735,892
Total work force reduction costs	1,945,194	6,337,564	1,086,410	765,172

(i)

This caption relates to a contribution to the Portuguese Social Security System, regarding the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

(ii)

Oi has several plans that present a surplus position for which an asset is not recorded as it is not possible to obtain reimbursements for the excess financing of those plans; accordingly, and considering the provisions of IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, losses are recognized for those plans for which an asset cannot be recognized.

The detail of net actuarial gains (losses) recorded in the Consolidated Statement of Comprehensive Income in the nine and three month periods ended 30 September 2012 and 2011, which relate to Portuguese operations, is as follows:

Euro

	9M12	9M11	3Q12	3Q11
Changes in actuarial assumptions (i)	(34,775,396)	36,259,333	—	—
Differences between actual data and actuarial assumptions (ii)	32,599,625	(69,230,953)	13,394,484	(32,195,584)
	(2,175,771)	(32,971,620)	13,394,484	(32,195,584)

(i)

In the nine months period ended 30 September 2012, this caption corresponds to the estimated impact of the adoption of Dec-Law 85-A/2012, which suspended the early retirement regime during the financial assistance programme to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age. In the nine months period ended 30 September 2011, this caption corresponds to a gain resulting from the change of the discount rate actuarial assumption, from 4.75% to 5.50% for healthcare benefits and from 4.75% to 5.00% for pension complements.

(ii)

Net actuarial gains and losses recorded in the nine and three month periods ended 30 September 2012 and 2011 relate to the difference between actual and expected return on plan assets. In the nine month periods ended 30 September 2012 and 2011, the actual return on plan assets was +8.5% and -5.5%, respectively, as compared to the actuarial assumption of 3.0%.

Net cash out flows relating to post retirement benefits in the nine month periods ended 30 September 2012 and 2011 are as follows:

Euro

	9M12	9M11
Payments of salaries to pre-retired and suspended employees	115,424,613	127,570,339
Contributions to the pension funds (i)	11,439,890	2,019,360
Payments (refunds) related to healthcare expenses (ii)	(379,327)	677,781
Payments of pension complements benefits	844,383	303,751
	127,329,559	130,571,231
Service cost related to liabilities transferred to the Portuguese State (iii)	19,731,927	15,515,105
Termination payments	1,453,329	2,559,127
	148,514,815	148,645,463

(i)

In the nine months period ended 30 September 2012, this caption includes contributions related to the pension plans from Portuguese operations and Oi amounting to Euro 1.1 million and Euro 10.4 million, respectively.

(ii)

In the nine month periods ended 30 September 2012 and 2011, the balance of this caption is net of reimbursements related to expenses paid on account by PT Comunicações amounting to Euro 14 million and Euro 11 million, respectively.

(iii)

This caption corresponds to a contribution to the Portuguese Social Security System, relating to the annual service of active employees that were entitled to pension benefits under the Company’s post retirement benefits plans transferred to the Portuguese State in December 2010.

7.                  Other costs (gains), net

Other gains amounted to Euro 9 million in the nine months period ended 30 September 2012, as compared to other costs of Euro 18 million in the same period of last year, a change of Euro 27 million reflects primarily a gain recorded in the second quarter of 2012 related to the net compensation for prior years costs supported by Portugal Telecom with the universal service obligation under the Concession Agreement, as envisaged in the Law Proposal Nº. 66/XII, partially offset by non recurring provisions and adjustments to certain assets also recognized in 2012.

8.                  Net interest expenses

In the nine and three month periods ended 30 September 2012 and 2011, this caption consists of (Note 5):

Euro

	9M12	9M11	3Q12	3Q11
Interest expense
Related to loans obtained and financial instruments	555,212,574	435,859,756	203,383,852	198,931,345
Other	2,971,012	14,283,296	(6,286,947)	(3,436,663)
Interest income
Related to cash, short-term investments and financial instruments	(186,642,693)	(245,350,956)	(63,365,765)	(76,166,299)
Other	(2,920,546)	(5,366,024)	(1,068,659)	(1,157,954)
	368,620,347	199,426,072	132,662,481	118,170,429

The increase in net interest expenses reflects primarily (1) the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in the first quarter of 2012, amounting to Euro 66 million (Note 2), as the earnings from these businesses were proportionally consolidated as from 1 April 2011, (2) an Euro 51 million interest gain recorded in the first quarter of 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011, and (3) a higher contribution from Oi excluding the effect of the proportional consolidation in the first quarter of 2012 (Euro 36 million), reflecting mainly the impact of the increase in its average net debt as a result of the dividends paid in May and August 2012 and the amounts paid to non-controlling shareholders in April 2012 in connection with the completion of the corporate reorganization of the Oi Group, partially offset by the impact of the depreciation of the Brazilian Real against the Euro.

9.                  Net other financial losses

In the nine and three month periods ended 30 September 2012 and 2011, this caption consists of (Note 5):

Euro

	9M12	9M11	3Q12	3Q11
Bank commissions and expenses	47,812,662	41,687,077	11,646,473	16,641,508
Net losses (gains) on derivatives	3,844,925	611,258	(173,119)	1,069,024
Net foreign currency exchange losses (gains)	(3,114,428)	24,297,189	3,656,103	358,146
Other	20,259,415	19,947,533	6,523,463	(998,510)
	68,802,574	86,543,057	21,652,920	17,070,168

The reduction in net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, reflects primarily a decrease in net foreign currency exchange losses at Portuguese operations, mainly due to the impact of the depreciation of the US Dollar against the Euro in the nine months period ended 30 September 2011 on net assets denominated in US Dollars, as compared to a slightly appreciation in the nine months period ended 30 September 2012. In addition, the impact of the proportional consolidation of Oi, Contax and its controlling shareholders in the first quarter of 2012, amounting to Euro 15 million (Note 2), was offset by the financial taxes incurred in Brazil during the first quarter of 2011 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

10.           Income taxes

Following a change in Portuguese tax legislation occurred in December 2011, for the years 2012 and 2013 the Company will be subject to Corporate Income Tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at the rate of 3.0% on taxable income between Euro 1.5 million and Euro 10.0 million and at the rate of 5.0% on taxable income in excess of Euro 10.0 million, resulting in a maximum aggregate tax rate of approximately 31.5%, as compared to a maximum aggregate tax rate of 29.0% that was applicable for the year 2011.

Companies located in Brazil, namely Oi and Contax that were proportionally consolidated as from 1 April 2011, are subject to income taxes at a nominal rate of 34%.

In the nine and three month periods ended 30 September 2012 and 2011, the reconciliation between the nominal and the effective income tax is as follows:

Euro

	9M12	9M11	3Q12	3Q11
Income before taxes	376,301,389	528,156,246	120,782,574	174,930,291
Statutory tax rate	31.5%	29.0%	31.5%	29.0%
	118,534,938	153,165,311	38,046,511	50,729,784
Difference in tax rates (i)	(20,696,804)	(8,342,858)	(5,991,871)	(7,830,407)
Tax incentives obtained by Oi	(17,377,523)	(9,513,091)	(5,077,597)	(3,433,094)
Permanent differences (ii)	24,580,985	11,337,587	(2,372,964)	5,297,126
Increases and reductions in provisions for income tax contingencies	18,704,109	4,897,962	47,047	5,629,753
Adjustments to the income taxes of previous years	(8,005,249)	(7,673,135)	2,440,201	(2,700,972)
	115,740,456	143,871,776	27,091,327	47,692,190
Income tax
Income tax-current	176,040,298	168,738,884	59,829,282	88,327,792
Deferred taxes	(60,299,842)	(24,867,108)	(32,737,955)	(40,635,602)
	115,740,456	143,871,776	27,091,327	47,692,190

(i)

This caption corresponds to the impact of the difference between the maximum aggregate statutory tax rate applicable in Portugal and other tax rates applicable to Group companies. The change in this caption reflects primarily (1) the impact of a higher difference between lower tax rates applicable to certain Group companies that present tax earnings and are located outside mainland Portugal and the new maximum aggregate tax rate applicable in Portugal (31.5%), and also (2) lower earnings from Brazilian businesses, which are subject to a higher tax rate (34%) than in Portugal.

(ii)

The increase in this caption reflects primarily the impact of higher non-taxable interest income and equity gains in 2011, related mainly to the financial effect on Telefónica’s receivable regarding the disposal of Vivo and the gain recorded upon the disposal of the investment in UOL, respectively.

The reduction in consolidated income taxes, from Euro 144 million in the nine months period ended 30 September 2011 to Euro 116 million in the same period of 2012, reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to an income tax gain of Euro 13 million (Note 2), and the effect resulting from the reduction in income before income tax from Portuguese operations.

Deferred tax assets recorded in the Consolidated Statement of Financial Position amounted to Euro 1,218 million as at 30 September 2012 and Euro 1,248 million as at 31 December 2011, and reflect the following effects occurred in the nine months period ended 30 September 2012: (1) a reduction in deferred tax assets related to tax losses carryforward from Portuguese operations (Euro 30 million), due to the taxable income generated in the period; and (2) a decrease in deferred tax assets related to post-retirement liabilities from Portuguese operations (Euro 19 million), primarily explained by payments and contributions made during the year and notwithstanding the increase of Euro 1 million recorded directly in the Consolidated Statement of Comprehensive Income as a result of the net actuarial losses recorded in the nine months period ended 30 September 2012; partially offset by (3) an increase at Oi (Euro 15 million) related mainly to tax losses carryforward generated in the period.

The reduction in deferred tax liabilities recorded in the Consolidated Statement of Financial Position, from Euro 1,052 million as at 31 December 2011 to Euro 954 million as at 30 September 2012, reflects mainly a reduction at Oi, amounting to Euro 98 million. This reduction corresponds primarily to the tax effect on the recognition in profit and loss of the fair value adjustments, mainly related to intangible assets, that were recorded in connection with purchase price allocations related to the acquisition by Portugal Telecom of the investments in Oi and Contax, completed in March 2011, and to other business combinations occurred in previous years at the Oi Group.

11.           Earnings per share and dividends

Earnings per share in the nine and three month periods ended 30 September 2012 and 2011 were computed as follows:

Euro

		9M12	9M11	3Q12	3Q11
Net income attributable to equity holders of the parent	(1)	188,888,390	301,487,820	63,655,565	89,442,773
Financial costs related to exchangeable bonds (net of tax)	(2)	22,798,757	22,332,194	7,925,124	7,638,625
Net income considered in the computation of the diluted earnings per share	(3)	211,687,147	323,820,014	71,580,689	97,081,398
Weighted average common shares outstanding in the period (i)	(4)	856,659,594	865,721,857	855,028,595	859,686,636
Effect of the exchangeable bonds (ii)		82,472,694	73,163,534	84,175,084	79,787,234
	(5)	939,132,288	938,885,391	939,203,679	939,473,870
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.22	0.35	0.07	0.10
Diluted	(3)/(5)	0.22	0.34	0.07	0.10

(i)

Weighted average shares outstanding were computed considering the 896,512,500 issued shares adjusted for (1) 20,640,000 treasury shares held through equity swap contracts, and (2) Portugal Telecom’s stake in its own shares that were acquired by Telemar Norte Leste in 2011 and 2012, under the strategic partnership between Portugal Telecom and Oi.

(ii)	The change in this caption relates to adjustments to the exchange price of exchangeable bonds following the dividends paid in June 2011 and May 2012.

On 6 May 2011, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 1.30 Euros per share, which was paid on 3 June 2011. This amount includes 65 cents per share corresponding to the ordinary dividend relating to the fiscal year 2010 and 65 cents relating to the total exceptional dividend of 1.65 Euros proposed by Portugal Telecom following the disposal of its investment in Brasilcel, of which 1 Euro per share had already been paid in December 2010. Therefore, Portugal Telecom paid in the second quarter of 2011 a total amount of Euro 1,117,987,321 (Note 15.l) in relation to outstanding shares.

On 15 December 2011, the Board of Directors of Portugal Telecom approved the payment to its shareholders of an advance over 2011 profits equivalent to a dividend of 21.5 cents per share, totalling an amount of Euro 184,799,868 (Note 15.l), which was included in the Consolidated Statement of Financial Position as at 31 December 2011 under the caption “Other current liabilities” (Note 14) and was paid on 4 January 2012.

On 27 April 2012, the Annual Shareholders’ Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 65 cents per share, of which 21.5 cents per share were paid on 4 January 2012 as an advance over 2011 profits, as mentioned above, and the remaining 43.5 cents per share were paid on 25 May 2012, amounting to Euro 371,937,439 (Note 15.l) in relation to outstanding shares.

Cash amounts mentioned above correspond to the unitary dividend paid to the 896,512,500 Portugal Telecom’s issued shares adjusted by treasury shares recognized in the Consolidated Statement of Financial Position, which include 20,640,000 shares held through equity swaps and Portugal Telecom’s economic interest in its own shares that were acquired by Telemar Norte Leste throughout 2011 and 2012.

12.           Tangible and intangible assets

As at 30 September 2012 and 31 December 2011, the balances of tangible and intangible assets were as follows:

Euro

	30 Sep 2012	31 Dec 2011
Tangible assets	6,003,673,796	6,228,622,568
Intangible assets
Licenses and other rights	3,678,553,118	4,024,985,120
Goodwill	1,404,086,158	1,503,189,189
Other intangible assets	91,690,844	101,624,608
	5,174,330,120	5,629,798,917
	11,178,003,916	11,858,421,485

The change in the carrying amount of tangible and intangible assets during the nine months period ended 30 September 2012 is primarily explained by:

•                  Depreciation and amortization costs of Euro 1,038 million;

•                  Capital expenditures amounting to Euro 890 million (Note 5);

•                  The acquisition of 4G/LTE licenses by Oi in June 2012 for a total amount of Euro 42 million (Note 5); and

•                  Negative foreign currency translation adjustments amounting to Euro 556 million, primarily related to the impact of the depreciation of the Brazilian Real against the Euro.

During the nine and three month periods ended 30 September 2012 and 2011, depreciation and amortization costs and capital expenditures were as follows:

Euro

	9M12	9M11	3Q12	3Q11
Depreciation and amortization costs
Tangible assets	723,713,854	686,436,432	243,474,711	259,640,137
Intangible assets	313,972,128	257,632,939	110,774,767	104,989,938
	1,037,685,982	944,069,371	354,249,478	364,630,075
Capital expenditures (Note 5)
Tangible assets	833,058,930	638,427,287	353,153,982	267,328,718
Intangible assets	57,120,978	65,340,969	14,904,003	18,455,142
	890,179,908	703,768,256	368,057,985	285,783,860

The increase of Euro 94 million in depreciation and amortization costs in the nine months period ended 30 September 2012, as compared to the same period of last year, reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012, amounting to Euro 161 million (Note 2), partially offset by the contribution of Dedic/GPTI in the first half of 2011 (Euro 8 million), as Oi and Contax were proportionally consolidated only as from 1 April 2011 and include Dedic/GPTI as from 1 July 2011. Adjusting for the impact of these changes in the consolidation perimeter, depreciation and amortization costs would have decreased by Euro 59 million in the nine months period ended 30 September 2012, as a result of lower contributions from: (1) the operating segment Telecommunications in Portugal (Euro 9 million), mainly due to the swap of TMN’s 2G equipment to 4G/LTE enabled equipment, following which Portugal Telecom accelerated the depreciation of 2G equipments in the first half of 2011 up to 30 June 2011; and (2) Oi (Euro 61 million), including the impact of the depreciation of the Brazilian Real against the Euro (Euro 29 million).

As at 30 September 2012, excluding the impact of the proportional consolidation of Oi and Contax, the Group assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 48 million and Euro 10 million, respectively.

13.    Debt

As at 30 September 2012 and 31 December 2011, Portugal Telecom’s gross debt amounted respectively to Euro 11,251,965,955 and Euro 12,280,958,636, as follows:

Euro

	30 Sep 2012		31 Dec 2011
	Short-term	Long-term	Short-term	Long-term
Exchangeable bonds	—	730,504,557	—	723,363,242
Bonds	1,080,811,326	5,029,662,035	1,562,012,437	5,307,954,540
Bank loans
External loans	366,597,999	2,629,271,854	563,455,908	2,808,877,947
Domestic loans	2,393,857	110,113,511	355,699	—
Liability related to equity swaps on treasury shares	93,767,519	—	93,767,521	—
Commercial paper	595,750,000	—	554,000,000	—
Leasings	26,186,374	26,642,546	26,979,404	35,609,152
Derivative financial instruments	(37,852,215)	(1,822,258)	(2,206,840)	(4,185,879)
Other financings	497,608,224	102,330,626	493,194,176	117,781,329
	2,625,263,084	8,626,702,871	3,291,558,305	8,989,400,331

During the nine months period ended 30 September 2012, the reduction of Euro 1,029 million in gross debt relates primarily to the following:

•    The repayment of the Euro 1,300 million Eurobond issued by PT Finance in March 2005;

•    The Euro 400 million Bond issued by Portugal Telecom in July 2012, through a Public Bond Subscription Offering in the Portuguese market for the general public, under the €7,500,000,000 Euro Medium Term Note Programme.  These bonds have a four-year term and receive interest at a fixed rate of 6.25% per year, to be paid semiannually; and

•    A decrease of Euro 188 million in the gross debt of Oi, Contax and its controlling shareholders, from Euro 3,882 million as at 31 December 2011 to Euro 3,694 million as at 30 September 2012, reflecting primarily the impact of the depreciation of the Brazilian Real against the Euro (Euro 317 million). Using a constant exchange rate, the gross debt of Oi, Contax and its controlling shareholders would have increased by Euro 129 million, mainly due to: (1) senior notes amounting to US$ 1,500 million issued by Oi, S.A. in February 2012, equivalent to R$ 2,589 million (Euro 270 million proportionally consolidated), which mature in February 2022; (2) debentures amounting to R$ 2,000 million issued by Oi, S.A. in March 2012 (Euro 209 million proportionally consolidated), including R$ 400 million with a maturity of 5 years and bearing interest at the CDI interest rate plus a spread of 0.94% and R$ 1,600 million with an average maturity of 7.5 years and bearing interest at the IPCA rate plus a spread of 6.20%; (3) the repayment of debentures totalling R$ 1,500 million issued by TNL in May 2011 (Euro 156 million proportionally consolidated); (4) the repayment of the debentures amounting to R$ 720 million issued by Brasil Telecom in June 2006 (Euro 75 million proportionally consolidated);  and (5) repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule.

In June 2012, Portugal Telecom concluded the renegotiation of its largest credit facility having extended its maturity from March 2014 to July 2016, while its amount was changed from Euro 1,200 million to Euro 800 million.

Except for the above mentioned, during the nine months period ended 30 September 2012, Portugal Telecom (a) did not issue any new bonds or exchangeable bonds, (b) has not repaid any bonds outstanding as at 31 December 2011 and (c) did not obtain any other significant new facilities or issued relevant amounts of notes. Additionally, the repayments of debt were made in line with repayment terms disclosed in the last annual report.

Excluding the impact of the proportional consolidation of Oi, Contax and its controlling shareholders, the undrawn amount of Portugal Telecom’s committed commercial paper lines and standby facilities plus the amount of cash, totalled Euro 3,207 million.

On 10 October 2012, PT Finance issued a Euro 750 million Eurobond with a maturity of 5.5 years, bearing interest at a fixed rate of 5.875%.

Following the revision of the Portuguese sovereign rating to BB, on 21 January 2012 Standard & Poors reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, with negative outlook, and the short-term rating from A-3 to B. On 13 April 2012, Moody’s reviewed the credit rating attributed to Portugal Telecom, downgrading the long-term rating from Ba1 to Ba2, with negative outlook.

14.    Other current and non-current liabilities

As at 30 September 2012 and 31 December 2011, other current and non-current liabilities totalled Euro 339 million and Euro 761 million, respectively, a reduction of Euro 422 million primarily explained by: (1) the payment in January 2012 of the interim dividend approved in December 2011, amounting to Euro 185 million (Note 11); (2) the early termination of the remaining QTE transactions that were still outstanding as at 31 December 2011, as a result of which Portugal Telecom did not incur in material costs and its total other current and non-current assets and liabilities were both reduced by a total amount of Euro 133 million; and (3) an amount paid by Oi in April 2012 to the former shareholders of Bratel Telecom under the completion of its corporate simplification process (Note 1), which was recorded as an account payable as at 31 December 2011 (Euro 86 million).

15.   Statement of cash flows

(a)   Cash flows from operating activities - Following the acquisition of the investments in Oi and Contax, completed on 28 March 2011, Portugal Telecom proportionally consolidated the cash flows from these jointly controlled entities only as from 1 April 2011, which explains the increases in cash receipts from customers, payments to suppliers and employees and payments of indirect taxes.

(b)   Payments relating to income taxes — Payments relating to income taxes amounted to Euro 134 million and Euro 119 million in the nine month periods ended 30 September 2012 and 2011, respectively, reflecting primarily: (1) withholding taxes paid by Bratel Brasil and PT Móveis in the first quarter of 2011 (Euro 20 million), resulting from the interest income obtained from the financial applications of the proceeds from the disposal of Vivo; (2) lower payments at Portuguese operations reflecting mainly a cash receipt in the first quarter of 2012 regarding a tax benefit; and (3) a higher contribution from Oi and Contax (Euro 40 million), primarily explained by the impact of the proportional consolidation in the first quarter of 2012 (Euro 24 million).

(c)   Payments relating to indirect taxes and other - This caption includes primarily payments related to the expenses recorded in the caption “Indirect taxes” of the Consolidated Income Statement, and also payments and collections of Value-Added Tax in Portugal and ICMS in Brazil. The increase of Euro 395 million in this caption reflects primarily the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 439 million), partially offset by the depreciation of the Brazilian Real against the Euro.

(d)   Short-term financial applications - These captions include basically cash payments related to new short-term financial applications entered into and cash receipts from the short-term applications matured. Net cash payments amounted to Euro 142,305,283 in the nine months period ended 30 September 2012, as compared to net cash payments of Euro 129,643,108 in the nine months period ended 30 September 2011.

(e)   Cash receipts resulting from financial investments — In the nine months period ended 30 September 2011, this caption includes basically the proceeds from the disposal of the investment in UOL, amounting to Euro 155.5 million (Note 5).

(f)    Cash receipts (payments) resulting from interest and related income (expenses) — In the nine month periods ended 30 September 2012 and 2011, cash payments resulting from interest and related expenses net of cash receipts resulting from interest and related income amounted to Euro 388,139,208 and Euro 185,587,590, respectively. This increase relates primarily to the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 and the interest income received during the first quarter of 2011 on financial applications related to the proceeds from the disposal of Vivo.

(g)   Cash receipts resulting from dividends — During the nine month periods ended 30 September 2012 and 2011, cash receipts resulting from dividends were as follows:

Euro

	9M12	9M11
CTM	24,503,286	19,924,726
Unitel	31,550,246	125,865,835
Other	1,325,554	1,159,322
	57,379,086	146,949,883

(h)   Cash receipts resulting from other investing activities — During the nine months period ended 30 September 2011, this caption relates mainly to the reimbursement in the third quarter of 2011 of loans granted to Dedic prior to its integration in Contax, amounting to Euro 39 million.

(i)    Payments resulting from financial investments — This caption relates primarily to the acquisition of the investments in Oi and Contax completed on 28 March 2011 and the acquisition through Contax of 100% of Allus Global BPO Center (Business Process Outsourcing) completed in April 2011. During the nine month periods ended 30 September 2012 and 2011, this caption consists of the following:

Euro

	9M12	9M11
Acquisition of the investments in Oi and Contax
Purchase price	—	3,727,568,622
Cash and cash equivalents as at acquisition date	—	(1,503,868,462)
Acquisition of the investments in Allus
Purchase price	—	43,744,918
Cash and cash equivalents as at acquisition date	—	(1,891,216)
Other	106,381	1,665,721
	106,381	2,267,219,583

In connection with the acquisition of the strategic investments in Oi and Contax, Portugal Telecom made payments regarding financial taxes incurred on the transfer of funds to Brazil and legal and advisory fees related to the completion of the transaction, which were included under the caption “Payments resulting from other investing activities”.

(j)    Payments resulting from the acquisition of tangible and intangible assets — The increase of Euro 289 million in this caption reflects primarily (1) the impact of the proportional consolidation of Oi and Contax in the first quarter of 2012 (Euro 146 million), (2) a payment to Anacom in connection with the 4G/LTE license acquired by TMN in December 2011, and (3) higher payments at Portuguese operations related to the acquisition of tangible assets.

(k)   Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the nine months period ended 30 September 2012, cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to Euro 844,331,623 and, as explained in Note 13, reflect primarily (1) the repayment of the Eurobond amounting to Euro 1,300 million issued by PT Finance in March 2005, (2) the repayment of debentures amounting to R$ 1,500 million issued by TNL in May 2011 (Euro 156 million proportionally consolidated), and (3) the repayments of several other financings entered into in previous years by the Oi Group, in accordance with the established repayment schedule. These effects were partially offset by the Euro 400 million Bond issued by Portugal Telecom in July

2012 and by senior notes (US$ 1,500 million) and debentures (R$ 2,000 million) issued by Oi, S.A., corresponding to Euro 479 million proportionally consolidated in Portugal Telecom’s Statement of Cash Flows.

In the nine months period ended 30 September 2011, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 1,720,297,730 and include primarily: (1) the Euro 600 million Eurobond issued in January 2011; (2) the increase in the outstanding amount due under commercial paper programmes by Euro 482 million; and (3) the Euro 750 million amount drawn under the new credit facility secured in March 2011.

(l)    Dividends paid — In the nine month periods ended 30 September 2012 and 2011, the composition of this caption is as follows:

Euro

	9M12	9M11
Portugal Telecom (Note 11) (i)	556,737,307	1,117,987,321
Oi and Contax (ii)	42,929,114	40,851,226
MTC	11,011,524	10,144,751
Cabo Verde Telecom	9,339,986	14,107,364
Timor Telecom	8,577,999	3,788,462
Other	1,688,516	2,309,645
	630,284,446	1,189,188,769

(i)    In the nine months period ended 30 September 2012, this caption includes (1) Euro 184,799,868 (Note 11) corresponding to the interim dividend of 21.5 cents per share paid on 4 January 2012 as an advance over 2011 profits, and (2) Euro 371,937,439 (Note 11) corresponding to a dividend of 43.5 cents per share paid on 25 May 2012.

(ii)   Dividends paid by Oi and Contax included under this caption correspond to the difference between the proportional consolidation of dividends paid by these entities and the consolidation of amounts received by its controlling shareholders, including Telemar Participações, AG Telecom Participações, LF-Tel, Bratel Brasil and PT Brasil.

(m)  Acquisition of own shares — This caption corresponds to the total amounts paid by Oi during the nine month periods ended 30 September 2012 and 2011 for the acquisition of Portugal Telecom’s shares, in connection with the strategic partnership entered into between Portugal Telecom and Oi. In the nine months period ended 30 September 2012, Oi acquired a total of 25.1 million Portugal Telecom’s own shares for a total amount of Euro 100 million, of which Euro 23,198,433 were proportionally consolidated in Portugal Telecom’s Statement of Cash Flows as acquisition of own shares. Following the acquisition of these 25.1 million shares, in addition to the 64.6 million shares acquired in 2011, Oi now holds 10.0% of Portugal Telecom’s issued shares, as envisaged in the strategic partnership entered into between Portugal Telecom and Oi.

(n)   Payments resulting from other financing activities — This caption includes primarily (1) the settlement of cross currency derivatives by Oi (Euro 9 million and Euro 41 million in the nine month periods ended 30 September 2012 and 2011, respectively), (2) payments to non-controlling interests of Africatel related to share capital reductions undertaken by this company (Euro 13 million and Euro 6 million in the nine month periods ended 30 September 2012 and 2011, respectively) and (3) a total amount of Euro 293 million paid by Oi in April 2012 in connection with the completion of the Corporate Reorganization of the Oi Group, including the consideration of R$2,000 million (Note 1) paid in relation to the exercise of withdrawal rights and the amount of R$762 million (Note 1) paid to the former non-controlling shareholders of Brasil Telecom in relation to the distribution of redeemable shares.

16.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 September 2012 and 31 December 2011 and transactions occurred during the nine month periods ended 30 September 2012 and 2011 between Portugal Telecom and associated companies and jointly controlled entities are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Sep 2012	31 Dec 2011	30 Sep 2012	31 Dec 2011	30 Sep 2012	31 Dec 2011
Oi	4,987,540	2,091,400	—	—	—	—
Other international companies:
Unitel (i)	107,265,989	134,700,312	9,712,528	7,782,994	—	—
Multitel	7,235,405	6,572,238	206,701	56,493	955,751	899,967
CTM	162,650	267,296	26,089	126,389	—	—
Other	939,175	927,814	206,721	26,760	—	—
Domestic companies:
Páginas Amarelas	3,546,053	4,117,229	8,144,184	11,012,396	—	—
PT-ACS	2,906,662	4,606,221	2,836,797	2,217,668	—	—
Fundação PT	1,546,521	263,520	14,800	21	—	—
Sportinveste Multimédia	75,048	63,327	270,756	535,574	32,618,668	32,618,668
Yunit	63,594	—	192,798	—	2,228,328	2,228,328
Siresp	19,168	8,412	—	—	1,513,090	4,423,980
Other	74,414	149,741	576,344	521,316	273,525	1,105,346
	128,822,219	153,767,510	22,187,718	22,279,611	37,589,362	41,276,289

(i)             Accounts receivable from Unitel as at 30 September 2012 and 31 December 2011 include basically dividends receivable from this associated company.

Euro

	Costs		Revenues		Interest charged
Company	9M12	9M11	9M12	9M11	9M12	9M11
Oi (i)	2,437,205	1,507,672	89,818,469	50,306,638	—	510,269
Other international companies:
Unitel	4,836,933	7,855,556	9,425,948	9,660,445	—	—
Multitel	249,374	138,527	1,921,523	1,193,502	—	—
CTM	43,568	60,378	176,106	177,613	—	—
Other	168,065	212,021	54,116	117,404	—	—
Domestic companies:
Páginas Amarelas (ii)	21,210,140	28,330,551	1,641,770	1,712,506	414	—
PT-ACS	5,974,391	4,140,845	1,815,883	2,197,840	—	—
Sportinveste Multimédia	593,886	699,714	130,596	228,813	43,329	63,428
Siresp	24,200	—	10,723,369	11,441,945	88,571	97,076
Other	517,527	1,883,942	3,128,794	2,829,119	33,692	—
	36,055,289	44,829,206	118,836,574	79,865,825	166,006	670,773

(i)    This caption relates primarily to transactions entered into between Contax and Oi and corresponds to the amounts resulting from the difference between the consolidation stakes of Contax (44.4%) and Oi (25.6%), which is not eliminated in the consolidation process. The increase is primarily due to Oi and Contax being proportionally consolidated only as from 1 April 2011.

(ii)   The reduction in costs with Páginas Amarelas reflects primarily the decline in the directories business.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include primarily:

•                  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories;

•                  Loans granted to Sportinveste Multimédia under the shareholders agreement of this company, in order to finance its activity;

•                  Roaming agreements entered into with Unitel; and

•                  Call centre services provided by Contax to Oi.

b) Shareholders

Some of the qualified shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities, including bank deposits and short-term investments made by the Company in those financial institutions, as well as telecommunications services rendered by the Company to those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the nine months period ended 30 September 2012 and balances as at 30 September 2012 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

	Revenues	Costs	Accounts	Accounts
Company	and gains (i)	and losses (i)	receivable	payable
Caixa Geral de Depósitos	20,022,745	9,021,352	3,780,029	459,449
BES	70,108,183	22,450,465	1,838,107	—
Visabeira	6,719,569	80,518,102	11,373,233	6,434,576
Controlinveste	1,555,374	38,282,915	602,623	7,764,874
Ongoing	496,864	2,866,594	284,809	1,409,526
Barclays	566,528	9,277,622	46,739	—
	99,469,263	162,417,051	17,925,540	16,068,425

(i)             Revenues and gains include sales and services rendered by Portugal Telecom and interest received on bank deposits, while costs and losses include supplies and external services provided to Portugal Telecom and interest paid on financing agreements and equity swaps.

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Pensions and healthcare funds in Portugal, which were incorporated to cover the Company’s Portuguese post retirement benefits plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders. As at 30 September 2012, the total exposure of these investments to BES, Ongoing and Portugal Telecom was Euro 48 million, Euro 104 million and Euro 62 million, respectively.

c) Other

During the nine month periods ended 30 September 2012 and 2011, fixed remunerations of board members, which were established by the Remunerations Committee, amounted to Euro 4.08 million and Euro 3.72 million, respectively, an increase explained primarily by the change in the Executive Committee from 5 to 7 executive board members in April 2011.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive: (i) annual variable remuneration (“AVR”) related to the performance achieved in the year and payable in the following year, except for the amount in excess of 50% of the total variable remuneration attributed in the year, which payment is deferred for a period of 3 years, and (ii) variable remuneration related to the medium term performance (“VRMT”), which payment is deferred for a period of 3 years. In the nine month periods ended 30 September 2012, the annual variable remuneration of 2011 paid to the seven executive board members amounted to Euro 2.44 million, as compared to the annual variable remuneration of 2010 paid to the five executive board members in the nine months period ended 30 September 2011, amounting to Euro 2.34 million. In addition, in the nine months period ended 30 September 2012 and in accordance with a deliberation of the Remunerations Committee, Portugal Telecom paid an amount of Euro 1.94 million to the executive board members regarding the VRMT of 2009, which payment had been deferred in that year, and paid a variable remuneration of Euro 0.65 million to the chairman of the Board of Directors regarding its performance achieved during the 3 year term of office ended in 2011. On an annual basis, Portugal Telecom recognizes an accrual for variable remunerations.

Additionally, in connection with the strategic partnership entered into with Oi and Contax, six of Portugal Telecom’s board members perform executive duties in these companies (entities jointly controlled by Portugal Telecom), having received in the nine months period ended 30 September 2012 a total fixed compensation of R$ 1.61 million (Euro 0.66 million), which was established by the competent corporate bodies in accordance with local legislation.

In addition to the above mentioned remunerations, executive board members are entitled to fringe benefits primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 30 September 2012, there was no share based payment program or termination benefits in place.

During the nine month periods ended 30 September 2012 and 2011, key employees of Portugal Telecom’s management, as defined under the Securities Code, received fixed remunerations amounting to Euro 4.0 million (26 key employees) and Euro 4.1 million (29 key employees), respectively. The variable remunerations paid to key employees in the nine month periods ended 30 September 2012 and 2011 amounted to Euro 2.5 and Euro 3.6 million, respectively.

17.           Subsequent events

On 10 October 2012, PT Finance issued a Euro 750 million Eurobond with a maturity of 5.5 years, bearing interest at a fixed rate of 5.875%.

Annexes

Consolidated financial highlights (1)	Euro million

	9M12	9M11	y.o.y
Operating revenues	4,983.9	4,415.8	12.9%
Operating costs (2)	3,255.1	2,761.8	17.9%
EBITDA (3)	1,728.8	1,654.0	4.5%
Income from operations (4)	648.4	669.3	(3.1)%
Net income	188.9	301.5	(37.3)%
Capex	890.2	703.8	26.5%
Capex as % of revenues (%)	17.9	15.9	1.9	pp
EBITDA minus Capex	838.6	950.3	(11.7)%
Operating cash flow	616.5	893.8	(31.0)%
Free cash flow (5)	(263.7)	497.7	n.m.
Adjusted net debt (6)	7,538.5	6,314.5	19.4%
Adjusted net debt exc. Oi and Contax (6)	4,590.5	4,150.5	10.6%
After-tax unfunded PRB obligations	615.7	658.4	(6.5)%
EBITDA margin (%) (7)	34.7	37.5	(2.8	)pp
Adjusted net debt / EBITDA (x) (6)	3.3	2.5	0.8x
Basic earnings per share	0.22	0.35	(38.1)%
Diluted earnings per share (8)	0.22	0.34	(37.5)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the net income and cash-flows of these investments as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) This caption excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11). (6) Net debt was adjusted for the tax effect on pension debt due to the Portuguese State, including Euro 113 million related to the 2011 contribution which was accounted for as tax losses carried forward. In 2Q11 and 1S11, net debt was adjusted for the receivable by Telefónica, amounting to Euro 2 billion, paid in October 2011. (7) EBITDA margin = EBITDA / operating revenues. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Portuguese operating data

	9M12	9M11	y.o.y
Fixed retail accesses (‘000)	5,007	4,709	6.3%
PSTN/ISDN	2,610	2,662	(2.0)%
Broadband customers	1,200	1,072	11.9%
Pay-TV customers	1,198	974	22.9%
Mobile Customers (‘000)	7,386	7,354	0.4%
Postpaid	2,463	2,341	5.2%
Prepaid	4,922	5,013	(1.8)%
Net additions (‘000)
Fixed retail accesses	212	182	16.3%
PSTN/ISDN	(38)	(33)	(14.5)%
Broadband customers	94	71	32.9%
Pay-TV customers	156	145	7.7%
Mobile Customers	(58)	(65)	10.8%
Postpaid	86	51	69.0%
Prepaid	(144)	(116)	(24.2)%
Data as % of mobile service revenues (%)	32.1	27.7	4.4	pp

Residential operating data

	9M12	9M11	y.o.y
Fixed retail accesses (‘000)	3,791	3,460	9.6%
PSTN/ISDN	1,683	1,671	0.7%
Broadband customers	994	880	13.1%
Pay-TV customers	1,114	909	22.5%
Unique customers	1,878	1,862	0.9%
Net additions (‘000)
Fixed retail accesses	234	203	15.2%
PSTN/ISDN	9	(2)	n.m.
Broadband customers	84	70	18.8%
Pay-TV customers	141	135	4.9%
ARPU (Euro)	31.7	30.7	3.0%
Non-voice revenues as % of revenues (%)	63.1	57.8	5.3	pp

Personal operating data

	9M12	9M11	y.o.y
Mobile Customers (‘000)	5,806	5,872	(1.1)%
Postpaid	1,082	1,054	2.7%
Prepaid	4,724	4,819	(2.0)%
Net additions (‘000)	(126)	(91)	(39.1)%
Postpaid	19	32	(42.8)%
Prepaid	(145)	(123)	(17.6)%
MOU (minutes)	94	88	6.7%
ARPU (Euro)	8.8	9.8	(10.0)%
Customer	8.1	8.8	(8.3)%
Interconnection	0.7	1.0	(25.8)%
SARC (Euro)	28.7	27.2	5.5%
Data as % of service revenues (%)	32.9	30.9	2.0	pp

Enterprise operating data

	9M12	9M11	y.o.y
Fixed retail accesses (‘000)	1,024	1,096	(6.6)%
PSTN/ISDN	738	841	(12.3)%
Broadband customers	203	191	6.5%
Pay-TV customers	82	64	29.6%
Retail RGU per access	1.39	1.30	6.5%
Mobile Customers (‘000)	1,516	1,416	7.1%
Net additions (‘000)
Fixed retail accesses	(63)	(21)	(202.9)%
PSTN/ISDN	(88)	(31)	(182.8)%
Broadband customers	10	0	n.m.
Pay-TV customers	14	10	45.7%
Mobile Customers	71	26	173.6%
ARPU (Euro)	23.9	26.3	(8.8)%
Non-voice revenues as % of revenues (%)	49.0	46.1	2.9	pp

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud Services

Delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The

new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3 Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G

4 Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.